SERVICE IS OUR SIGNATURE

Integrity. Respect. Quality. Communication. Commitment. These are the core values of West Coast Bank. They're also words customers use when they talk about their experiences at West Coast Bank—or what seems to be missing at other banks.

With more than $1.7 billion in assets and 49 locations throughout Oregon and Washington, West Coast Bank is able to offer a wide array of financial products and services. At the same time, West Coast Bank has remained committed to its community roots and has never lost touch with the customers who helped make it a success or the communities it serves. West Coast Bank is large enough to meet the needs of the most demanding business accounts, yet retains its hometown feel and an unwavering commitment to personalized service.

Customers say they choose West Coast Bank because they need sophisticated treasury management services at a bank where decisions are still made locally. It's a place where customers can enjoy the convenience of online banking and readily available ATMs, and still receive a personal greeting when they walk into their local branch.

For more than 75 years West Coast Bank has served the needs of the people and communities in the Pacific Northwest. Its commitment to quality and service is the foundation on which its values are based and on which it will build its future.

CORE VALUES

INTEGRITY

We are committed to honest, respectful, ethical relations with our customers, business partners and fellow employees.

RESPECT

We believe in a work environment based on teamwork, encouragement, trust, concern and honest and responsible communication among all employees. We recognize that employees who feel valued are more likely to value the customers they serve.

QUALITY

We constantly strive for excellence and continuous improvement in our business practices and results.

COMMUNICATION

We clearly state our needs and expectations of others, and we clearly express our thoughts and ideas.

COMMITMENT

We demonstrate persistence, determination and tenacity in achieving both our individual and corporate goals.

LETTER TO SHAREHOLDERS



[illegible] Chairman of the Board (left)
[illegible] President and CEO (right)

The year 2003 was one of dramatic reversals. The stock market recovered much of its decline of the previous two years, the national economy showed signs of improvement, and interest rates were dramatic simply because they remained relatively stable.

Unfortunately, the Pacific Northwest economy did not mirror the nation's recovery. Unemployment rates in Oregon remained the highest in the nation while local businesses and consumers continued to look for signs of economic improvement.

Despite the region's challenges, however, West Coast Bancorp achieved record earnings in 2003. Earnings per diluted share grew 11.5% to $1.26 while net income increased 8.8% to $19.8 million. In addition, the Company achieved strong loan and deposit growth in its targeted customer segments. Commercial and home-equity loans increased 15% and 33% respectively in 2003, while total deposits grew 11%. As a result, the Company is well positioned to take advantage of a rebound in the local economy when it occurs.

At the 2003 shareholder meeting, proposals to improve the Company's governance practices were overwhelmingly approved by shareholders. These included declassifying the Board of Directors and providing a one-year term of office for all directors.

In 2003, the Company continued to implement its strategic plan to grow its core business while investing in new products, branches and people.

PRODUCTS

In support of its commercial lending strategy, the Bank introduced Treasury Management Positive Pay and reconcilement products, both of which are Internet based for convenience and customer flexibility. Business Account Analysis statements were redesigned to provide more information for customers.

BRANCHES

West Coast Bank opened or relocated branch offices in the Portland/Vancouver market at NE Airport Way and 122nd, Raleigh Hills and downtown Portland. The bank now enjoys the largest deposit market share of any community bank in the Portland/Vancouver market. In addition, a new full-service office was opened in Eugene and a loan production office in Bend, expanding the Company's Oregon franchise.

PEOPLE

The Company continued to hire experienced staff in key markets, including new commercial lending teams in east metro Portland, Eugene and Bend, Oregon. We also are pleased to report that West Coast Bancorp was selected by *Oregon Business Magazine* as one of Oregon's "100 Best Companies to Work For."

The dedication of the Company's employees contributed directly to its success in 2003. Their expertise, teamwork and commitment to excellent customer service have helped the company prosper in this highly competitive marketplace.

At the 2003 shareholder meeting, Duane C. McDougall was elected to the Board of Directors. Formerly the president and chief executive officer of Willamette Industries, Inc., Duane serves on several corporate and nonprofit boards in the community.

Bill Loch, who has been a director for the past 25 years, will retire from the Board of Directors in April 2004. The Company will greatly miss his leadership and guidance.

Thank you for your support and for the opportunity to serve you.

Sincerely,

Robert D. Sznewajs
President and
Chief Executive Officer

Lloyd D. Ankeny
Chairman of the Board







Q4 2001 — Q4 2003
BY QUARTER


FULLY DILUTED EARNINGS PER SHARE
$0.36
0.34
0.32
0.30
0.28
0.26
0.24
0.22
0.20
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


RETURN ON AVERAGE EQUITY
15.0%
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


NET INTEREST MARGIN
5.4%
5.2%
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
3.8%
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


EFFICIENCY RATIO
68%
66%
64%
62%
60%
58%
56%
54%
52%
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


NET CHARGE-OFFS TO AVERAGE LOANS
0.55%
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


NON-PERFORMING ASSETS TO ENDING ASSETS
0.65%
0.60%
0.55%
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003

WCB
Peer Average

Peers defined as 139 publicly traded banks in the U.S. with total assets between $1 billion and $5 billion. Data is from SNL Datasource, SNL Securities.



AVAMERE HEALTH SERVICES
WILSONVILLE, OREGON

Rick Miller knows what he wants from a bank: personal service, respect and an understanding of the unique needs of his business.

Miller is chairman and chief executive officer of Avamere Health Services, which operates 30 senior care facilities in Oregon and Washington ranging from skilled nursing and assisted living communities to home health care and retirement communities. Avamere also offers contract rehabilitation services and operates a medical supply business. With more than 2,500 employees, multiple facilities and approximately $100 million in revenue annually, the company's banking needs are diverse and sometimes challenging.

Last year, Avamere switched its banking relationship from a large national bank to West Coast Bank. "At our previous bank, our banking relationship became more difficult as we grew," Miller said. "The teams working with us changed as they moved our account from a local branch to a larger business banking unit, then eventually to a team located in downtown Portland. As we became more successful, their services became less personal and more restrictive."

Since the switch, Miller has been more than happy with the services and products offered by West Coast Bank. "At first we were worried about moving from a big bank to West Coast, thinking they might not be able to support all our needs, but we've been very pleased," he said. Currently Avamere has more than 80 accounts with West Coast Bank, from checking and complex treasury management products to a loan for the company's newest venture, an assisted living community in the Bethany area of southwest Portland.

Miller was especially satisfied with the way West Coast Bank handled his complex credit needs. "West Coast took the time to get to know our business and our unique needs. They looked at us as individuals," he said. "They looked at our leadership, our financial performance and our vision, and came back to us with a comprehensive banking package that met all our needs."

Most of all, Miller praises the relationships he has established with the team at West Coast Bank. He primarily works with senior vice president Jeff Bertalotto and vice president Jan Jensen from the business banking office in Lake Oswego. "To me, a successful business is all about the people," Miller said. "Jeff Bertalotto took the time to get to know Avamere. He saw an opportunity to help this company grow and be part of its success. And now it's paying off for West Coast Bank and for us."



WEST COAST TRUST

BOB AND MORELLA LARSEN
SALEM, OREGON

For West Coast Trust customers Bob and Morella Larsen, the name of the product says it all: trust services.

"It's all about trust, because when they swing into action, we're not going to be there to direct things," said Morella Larsen. "That's why it's so important to feel comfortable with the individuals you're working with and the philosophy of the organization."

The Larsens recently set up a trust account through West Coast Trust Company, an affiliate of West Coast Bank. Salem residents for more than 20 years, the Larsens retired in 1995 and now enjoy a less hurried yet still active lifestyle. Bob is a former builder/developer and both he and Morella worked in commercial real estate for most of their careers. Morella also served as the State of Oregon's real estate commissioner and administrator from 1983 to 1995, appointed by Governor Vic Atiyeh and reappointed by three subsequent governors.

Throughout their years in Salem, the Larsens have had business and personal accounts with a number of local financial institutions. "We've had banking relationships with both larger national institutions and smaller local institutions," Morella Larsen said. "I wouldn't call them working relationships because we felt like we were the only ones working in the relationship."

Larsen said at other banks they felt they were just another line on the company's ledger. So when it came time to set up a trust account, they selected a customer focused local bank, hoping for better service. "The others were equally unresponsive," Bob

Larsen said. "We never received any acknowledgement from the bank which was named as our successor trustee. Once our original contact left the bank there was never any follow-up with us. We were never sure how they'd know if we were dead or alive."

That's when they decided to move their accounts—banking and trust—to West Coast. Additionally, they were pleased to learn that one of the services available through the Trust Company was an agency contract relationship. The switch to West Coast Trust finally gave the Larsens peace of mind that their trust would be administered the way they wanted.

"They took a personal interest in our needs and desires," Morella Larsen said. "It was a two-way discussion. We asked them questions and they asked us questions to determine who we were, where we'd come from and what we wanted to accomplish when we're living, as well as after we're deceased and the trust kicks in."

The Larsens say they have the utmost confidence in their team at West Coast Trust, which includes relationship manager Mike Macnab and chief investment officer Rick Trout.

"Now we don't need to worry about the stock market or interest rates on a daily basis because we have Mike and Rick taking care of things for us," Morella said. "West Coast Trust helps relieve us of some responsibilities so we can spend our time enjoying life."



EXECUTIVE MANAGEMENT TEAM



Top row left to right: Kenneth L. Jundt, Timothy P. Dowling, David L. Prysock, Robert D. Sznewajs
Middle row left to right: Anders Giltvedt, James D. Bygland, David S. Hansen, Richard R. Rasmussen
Front row left to right: Xandra McKeown, Sandra C. Mico, Cynthia J. Sparacio

WEST COAST BANK AND WEST COAST BANCORP BOARD OF DIRECTORS

Lloyd D. Ankeny
Chairman of the Board
Personal Investments
Lincoln City, Oregon

Michael J. Bragg
Chairman, Loans and
Investments Committee
Attorney-At-Law
Grenley, Rotenberg,
Evans, Bragg & Bodie, PC
Portland, Oregon

William B. Loch
Chairman and CEO
Capital City Companies, Inc.
Salem, Oregon

Jack E. Long
Chairman, Personnel and
Compensation Committee
Secretary-Treasurer
Performance Northwest Inc.
Silverton, Oregon

Duane C. McDougall
Former President,
CEO Willamette Industries
Lake Oswego, Oregon

Steven J. Oliva
President and CEO
Hi-School Pharmacy Inc.
Vancouver, Washington

J.F. Ouderkirk
Chairman, Trust Board
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

Steven N. Spence
Chairman, Audit and
Compliance, and Governance
Committee
Senior Vice President
Spence Partners
UBS Inc.
Portland, Oregon

Robert D. Sznewajs
President and CEO
West Coast Bancorp and
West Coast Bank
Lake Oswego, Oregon

Dr. Nancy Wilgenbusch
President
Marylhurst University
Portland, Oregon

WEST COAST BANK OFFICERS

Robert D. Sznewajs*
President and
Chief Executive Officer

James D. Bygland*
Executive Vice President
Chief Information Officer

Timothy P. Dowling
Regional President
South Puget Sound

Anders Giltvedt*
Executive Vice President
Chief Financial Officer

David S. Hansen
Regional President
Portland/Vancouver

Kenneth L. Jundt
Regional President
Willamette/Coast

Xandra McKeown*
Executive Vice President
Business Banking

David L. Prysock*
Executive Vice President
Chief Credit Officer

Richard R. Rasmussen*
Executive Vice President
General Counsel
Corporate Secretary

Cynthia J. Sparacio*
Executive Vice President
Human Resources and
Administration

John Baker
Senior Vice President
Corporate Services Manager

Jeffery A. Bertalotto
Senior Vice President
Business Banking

Gary E. DesRochers
Senior Vice President
Commercial Banking
Region Manager

Dagmar DiStefano
Senior Vice President
Retail Lending Manager

Lisa K. Dow
Senior Vice President
Credit Administration

Dan R. Ebert
Senior Vice President
Business Banking

Ann Higgins
Senior Vice President
Retail Operations Manager

Craig B. Hummel
Senior Vice President
Credit Administration

Donald Johnson
Senior Vice President
Commercial Banking
Regional Manager

Michael Kiyokawa
Senior Vice President
Regional Credit Administrator

David B. Martz
Senior Vice President
Finance Manager

Kevin M. McClung*
Vice President
Controller

Kristie L. Nockleby
Senior Vice President
Sales Administration Manager

Peter D. Perrine
Senior Vice President
Business Banking

Steven J. Ryan
Senior Vice President
Business Banking

Gregory B. Schumacher
Senior Vice President
Audit and Compliance Manager

David R. Simons
Senior Vice President
Residential Lending Manager

Richard M. Virkelyst
Senior Vice President
Credit Review

Sanny T. Wood
Senior Vice President
Commercial Banking
Regional Manager

**Also West Coast Bancorp officers*

WEST COAST TRUST BOARD OF DIRECTORS

J.F. Ouderkirk
Chairman of the Board
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

Michael J. Bragg
Attorney-At-Law
Grenley, Rotenberg,
Evans, Bragg & Bodie, PC
Portland, Oregon

Sandra C. Mico
President
West Coast Trust
Portland, Oregon

Steven J. Oliva
President and CEO
Hi-School Pharmacy Inc.
Vancouver, Washington

WEST COAST TRUST OFFICERS

Sandra C. Mico
President
West Coast Trust

David P. Bell
Vice President
Service Center

Marcia Godsey
Vice President
West Coast Investment
Services Manager

Mike Macnab
Vice President
Private Client Services

Tom McGirr
Vice President
Trust Market Manager

William R. Trout
Senior Vice President
Chief Investment Officer

BRANCH AND ATM LOCATIONS

OREGON BRANCHES

Airport Way & 122nd ATM
5083 NE 122nd Ave.
Portland, OR 97230
(503) 257-6511

Beaverton ATM
3600 SW Cedar Hills Blvd.
Beaverton, Oregon 97005
(503) 643-7643

Bend Mortgage Office
377 SW Century Drive
Bend, Oregon 97708
(541) 318-0133

Canby ATM
1455 SE First Ave.
Canby, Oregon 97013
(503) 651-3157

Clackamas ATM
11690 SE 82nd Ave.
Portland, Oregon 97266
(503) 387-4040

Cornelius Pass ATM
21995 NW Imbrie Dr.
Hillsboro, Oregon 97124
(503) 615-0303

Dallas ATM
150 W Ellendale
Dallas, Oregon 97338
(503) 623-9281

Depoe Bay ATM
541 NW Highway 101
Depoe Bay, Oregon 97341
(541) 765-2356

Eugene ATM
101 E Broadway
Eugene, Oregon 97401
(541) 683-9559

Forest Grove ATM
4110 Pacific Ave.
Forest Grove, Oregon 97116
(503) 359-4495

Hillsboro ATM
310 SE Washington St.
Hillsboro, Oregon 97123
(503) 693-6792

Keizer ATM
4260 River Rd. N
Keizer, Oregon 97303
(503) 399-2966

Keizer
(Located in Willamette Lutheran)
7693 Wheatland Rd. N
Keizer, Oregon 97303
(503) 371-2671

Keizer Retirement Center
5210 River Rd. N
Keizer, Oregon 97303
(503) 371-2670

King City ATM
15340 SW Royalty Pkwy.
King City, Oregon 97224
(503) 968-6643

Lake Oswego ATM
5000 Meadows Rd., Suite 100
Lake Oswego, Oregon 97035
(503) 624-5864

Lincoln City ATM
4157 N Highway 101, Suite 135
Lincoln City, Oregon 97367
(541) 994-9161

McMinnville ATM
2214 McDonald Ln.
McMinnville, Oregon 97128
(503) 474-9695

Molalla ATM
401 E Main St.
Molalla, Oregon 97038
(503) 829-2237

Monmouth ATM
200 E Main St.
Monmouth, Oregon 97361
(503) 838-0601

Newberg ATM
3500 Portland Rd.
Newberg, Oregon 97132
(503) 538-3184

Newport ATM
506 SW Coast Highway
Newport, Oregon 97365
(541) 265-6666

Newport North ATM
2350 N Coast Highway
Newport, Oregon 97365
(541) 265-6691

North Plains ATM
10505 NW Glencoe Rd.
North Plains, Oregon 97133
(503) 647-2245

Pearl District ATM
1207 NW Glisan
Portland, Oregon 97209
(503) 274-0655

Portland ATM
1000 SW Broadway, Suite 100
Portland, Oregon 97205
(503) 224-4245

Raleigh Hills ATM
4805 SW 77th Ave.
Portland, Oregon 97225
(503) 292-6319

Salem Downtown ATM
550 Center St. NE
Salem, Oregon 97301
(503) 399-2920

Salem East ATM
510 Lancaster Dr. NE
Salem, Oregon 97301
(503) 399-2944

Salem South ATM
3305 Commercial St. SE
Salem, Oregon 97302
(503) 399-2978

Salem West ATM
1060 Wallace Rd. NW
Salem, Oregon 97304
(503) 399-2955

Silverton ATM
315 E Main St.
Silverton, Oregon 97381
(503) 873-5376

Stayton ATM
1800 Wilco Rd.
Stayton, Oregon 97383
(503) 769-7307

Sublimity
(Located in Marion Estates)
390 Church St. SE
Sublimity, Oregon 97385
(503) 769-8336

Tigard ATM
11675 SW Pacific Hwy.
Tigard, Oregon 97223
(503) 598-7482

Toledo ATM
222 NE Highway 20
Toledo, Oregon 97391
(541) 336-1326

Waldport ATM
425 NW Hemlock
Waldport, Oregon 97394
(541) 563-3273

Wilsonville ATM
29702 SW Town Center Lp. West
Wilsonville, Oregon 97070
(503) 682-9818

Woodburn ATM
1385 Mt. Hood Ave.
Woodburn, Oregon 97071
(503) 981-8365

WASHINGTON BRANCHES

Centralia ATM
1100 Harrison Ave.
Centralia, Washington 98531
(360) 736-0722

Chehalis ATM
290 NW Chehalis Ave.
Chehalis, Washington 98532
(360) 748-1887

Hoodsport ATM
N 24341 Highway 101
Hoodsport, Washington 98548
(360) 877-5272

Lacey ATM
665 Woodland Sq. Lp. SE
Lacey, Washington 98503
(360) 456-2400

Olympia Downtown ATM
303 Union Ave. SE
Olympia, Washington 98501
(360) 753-2400

Olympia West ATM
2850 Harrison Ave. NW
Olympia, Washington 98502
(360) 754-2400

Orchards
In the Lowe's Home
Improvement Complex
SR 503 (NE 117th Ave.)
and NE 76th St.
(360) 695-3439 or
(800) 895-3345 for information

Shelton ATM
2307 Olympic Highway N
Shelton, Washington 98584
(360) 426-5581

Vancouver ATM
500 E Broadway, Suite 100
Vancouver, Washington 98660
(360) 695-3439

Salmon Creek ATM
13023 NE Hwy 99 #6
Vancouver, Washington 98686
(360) 571-7104

"ATM" indicates location has Automated Teller Machine. Customers may use a West Coast Bank ATM card at any West Coast Bank branch without paying a transaction fee.

WEST COAST TRUST

West Coast Trust services are available by appointment at all West Coast Bank branches.

Salem
301 Church St. NE
Salem, Oregon 97301
(503) 399-2993

Portland
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 224-2472

Vancouver
500 E Broadway, Suite 100
Vancouver, Washington 98666
(360) 693-6092

Toll Free
(800) 451-3049

WEST COAST INVESTMENT CENTER

Investment Center services are available by appointment at all West Coast Bank branches. To place trades or to contact an Investment Representative near you, call:

Toll Free (888) 569-8823 or (888) 261-0111

Securities provided by PrimeVest Financial Services, Inc., an independent registered broker/dealer. Member SIPC. Not FDIC insured; no bank guarantee; may lose value.

GOVERNMENT GUARANTEED LENDING GROUP

1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 279-3175
Toll Free (800) 716-7474

WEST COAST BANCORP

Corporate Office
5335 Meadows Rd., Suite 201
Lake Oswego, Oregon 97035
(503) 598-3241

Human Resources
550 Center St. NE
Salem, Oregon 97301
(503) 315-2836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 0-10997

WEST COAST BANCORP

(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation or organization)	93-0810577 (I.R.S. Employer Identification No.)
5335 Meadows Road - Suite 201 Lake Oswego, Oregon (Address of principal executive offices)	97035 (Zip Code)

Registrant's telephone number, including area code: (503) 684-0884

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The approximate aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant on June 30, 2003, was $273,064,000.

The number of shares of Registrant's Common Stock outstanding on January 31, 2004, was 15,076,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the West Coast Bancorp Definitive Proxy Statement for the 2004 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Forward Looking Statement Disclosure

Statements in this Annual Report regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA") and are made pursuant to the safe harbors of the PSLRA. Actual results of West Coast Bancorp ("Bancorp" or the "Company") could be quite different from those expressed or implied by the forward-looking statements. Any statements that expressly or implicitly predict future results, performance, or events should be considered forward-looking. Factors that could cause results to differ from forward-looking statements include, among others, risks discussed in the text of this Annual Report as well as the following specific items: general economic conditions, whether national or regional, that could affect the demand for loans or lead to increased loan losses; evolving banking industry standards; legal developments; competitive factors, including increased competition with community, regional, and national financial institutions that may lead to pricing pressures on Bancorp's loan yield and rates paid on deposits; loss of customers of greatest value to Bancorp, changing customer investment, deposit and lending behaviors; credit policies of regulatory authorities, increasing or decreasing interest rate environments, including the shape and the level of the yield curve, that could lead to decreased net interest margin, net interest income and fee income, including lower gains on sales of loans; changing business conditions in the banking industry; changes in the regulatory environment or new legislation affecting the financial services industry; changes in government funding of Small Business Administration ("SBA") loans; and changes in technology or required investments in technology.

Furthermore, the forward-looking statements are subject to risks and uncertainties related to the Company's ability to: attract and retain additional lending officers and other key personnel; close loans in the pipeline; generate loan and deposit balances at projected spreads; sustain fee generation, including lower gains on sales of loans; maintain asset quality; control the level of net charge-offs; increase productivity; generate retail investments; control expense growth; monitor and manage the Company's internal operating and disclosure control environments; and other matters.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of the statements. Readers should carefully review the disclosures we file from time to time with the Securities and Exchange Commission ("SEC"). Bancorp undertakes no obligation to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

PART I
ITEM 1. BUSINESS

General

Bancorp is a bank holding company, originally organized under the laws of the state of Oregon in 1981 under the name "Commercial Bancorp." Commercial Bancorp merged with West Coast Bancorp, a one-bank holding company based in Newport, Oregon, on February 28, 1995. The combined corporation retained the name "West Coast Bancorp," and moved its headquarters to Lake Oswego, Oregon. References in this report to "we," "us," or "our" refer to Bancorp.

Bancorp's principal business activities are conducted through its full-service, commercial bank subsidiary West Coast Bank (the "Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2003, the Bank had facilities in 36 cities and towns in western Oregon and western Washington, operating a total of 44 full-service and three limited-service branches and a mortgage office in Bend, Oregon. Bancorp also owns West Coast Trust Company, Inc. ("WCT" or "West Coast Trust"), an Oregon trust company that provides agency, fiduciary and other related trust services. The market value of assets managed for others at December 31, 2003 totaled $294.6 million.

Bancorp's net income for 2003 was $19.8 million, or $1.26 per diluted share, and its consolidated equity at December 31, 2003, was $140.1 million, with 15.1 million common shares outstanding and a book value of $9.29 per share. Net loans of $1.2 billion at December 31, 2003, represented approximately 72.3% of total assets of $1.7 billion. Bancorp had deposits totaling $1.4 billion at December 31, 2003. For more information regarding Bancorp's financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data," contained in this report.

Bancorp is committed to community banking and intends West Coast Bank to remain community-focused. Bancorp's strategic vision includes greater commercial banking market penetration, as well as expanded distribution capability in the Pacific Northwest. The Bank intends to grow its distribution and reach through development of new branch locations in key growth markets. Consistent with that strategy, we opened 2 new branches in Portland, Oregon and one branch in Eugene, Oregon, during 2003. We also opened a mortgage office in Bend, Oregon. In addition to internal growth, Bancorp will continue to seek acquisition opportunities with other community banks that share its business philosophies.

Bancorp's filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to these reports, are accessible free of charge at our website at http://www.wcb.com as soon as reasonably practicable after filing with the SEC. By making this reference to our website, we do not intend to incorporate into this report all information contained in the website. The website should not be considered part of this report.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers including the Company that file electronically with the SEC.

Subsidiaries

West Coast Bank

The Bank was organized in 1925 under the name "The Bank of Newport," and its head office is currently located in Lake Oswego, Oregon. The Bank resulted from the merger on December 31, 1998, of the Bank of Newport of Newport, Oregon, The Commercial Bank of Salem, Oregon, Bank of Vancouver of Vancouver, Washington, and Centennial Bank of Olympia, Washington, into a single entity, which was named "West Coast Bank".

The Bank conducts business through 47 branches located in western Oregon and southwestern Washington. The Oregon branches are located in the following cities and towns: Beaverton, Canby, Clackamas, Dallas, Depoe Bay, Eugene, Forest Grove, Hillsboro (2), Keizer (3), King City, Lake Oswego, Lincoln City, McMinnville, Molalla, Monmouth, Newberg, Newport (2), North Plains, Portland (4), Salem (4), Silverton, Stayton, Sublimity, Tigard, Toledo, Waldport, Wilsonville, and Woodburn. The Bank's Washington branches are located in Centralia, Chehalis, Hoodsport, Lacey, Olympia (2), Shelton, and Vancouver (2).

The primary business strategy of the Bank is to provide comprehensive banking and related financial services tailored to individuals, professionals, and small to medium-sized businesses. The Bank emphasizes the diversity of its product lines and convenient access typically associated with larger financial organizations, while maintaining the local decision making authority, market knowledge, and customer service orientation of a community bank. The Bank has significant focus on four targeted segments: 1) high value consumers (including the mature market), 2) smaller businesses with credit needs under $250,000, 3) medium-sized commercial businesses with credit needs over $250,000 up to $20 million, and 4) commercial real estate and construction-related businesses.

For consumer banking customers, the Bank offers a variety of flexible checking and savings plans, as well as competitive borrowing products, including lines of credit, home equity loans, mortgages, credit cards, and other types of consumer loans. Customers have access to the Bank's products through a variety of convenient channels such as 24 hour a day, 7 days a week automated phone or Internet access, and through ATMs (both shared and proprietary networks), and our 47 branch locations.

For business banking customers, the Bank offers tailored deposit plans, packaged checking with sophisticated, Internet-based cash management and a full array of investment services all with online and/or CD-ROM information reporting. Customized financing packages for commercial, commercial real estate and construction purposes are developed from a suite of loan offerings, including: Short-to-intermediate term loans, receivable and inventory financing, equipment leasing, revolving lines-of-credit, SBA loans, business VISA credit cards, and other types of credit. The Bank's portfolio has some concentration in real estate-secured loans, construction loans, and agricultural and light manufacturing-related businesses.

The principal office of the Bank is at 5335 Meadows Road, Suite 201, Lake Oswego, OR 97035 (503) 684-0884.

West Coast Trust

West Coast Trust provides trust services to individuals, partnerships, corporations, and institutions. WCT acts as fiduciary of estates and conservatorships, and as a trustee under various wills, trusts, and pension and profit-sharing plans. Annuity products and services are available and offered through a third party broker-dealer with offices at certain bank branches. The main office of WCT is located at 301 Church Street, Salem, OR 97301 (503) 399-2993.

Totten, Inc.

Totten, Inc., a Washington corporation, serves as trustee under deeds of trust and holds certain real estate licenses.

Centennial Funding Corporation

Centennial Funding Corporation, a Washington corporation, is an FHA-approved mortgage lender that can make home loans and residential development loans.

ELD, Inc.

ELD, Inc, a Washington corporation incorporated by Centennial Bank in October, 1990, conducts real estate reconveyances.

West Coast Statutory Trusts I, II, and III

West Coast Statutory Trusts I, II and III are wholly-owned subsidiary trusts of Bancorp formed to facilitate the issuance of Pooled Trust Preferred Securities ("trust preferred securities"). The trusts were organized November 27, 2001, June 26, 2002, and September 17, 2003, respectively, in connection with three offerings of trust preferred securities. For more information regarding Bancorp's issuance of trust preferred securities, see Footnote 7 "Junior Subordinated debentures and mandatorily redeemable trust preferred securities," included in this report.

Employees

At December 31, 2003, Bancorp and its subsidiaries had approximately 658 employees. None of these employees are represented by labor unions and management believes that Bancorp's relationship with its employees is good. A number of benefit programs are available to eligible employees, including group medical plans, paid sick leave, paid vacation, group life insurance, a 401(k) plan and a stock incentive plan. Employees are also eligible to purchase Bancorp's common stock through direct payroll deductions under the Company's dividend reinvestment plan. In addition, bank owned life insurance, a deferred compensation plan and supplemental retirement benefits are available to certain officers and executives in Bancorp.

Competition

Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages, and other financial institutions. Banking in Oregon and Washington is dominated by several significant banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by the Bank. Bancorp has attempted to offset some of the advantages of the larger competitors by arranging participations with other banks for loans above its legal lending limits, as well as leveraging technology and third party arrangements to better compete in targeted customer segments. Bancorp has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers to be impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of Bancorp's target customers.

In addition to larger institutions, numerous "community" banks have been formed or moved into Bancorp's market areas and have developed a similar focus to Bancorp. These institutions have further increased competition, particularly in the Portland metropolitan area where Bancorp has enjoyed significant recent growth and focused much of its expansion efforts. This growing number of similar banks and an increased focus by larger institutions on the Bank's market segments in response to declining market perception and/or market share has led to intensified competition in all aspects of Bancorp's business.

The adoption of the Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") has led to further intensification of competition in the banking industry. The Financial Services Modernization Act has eliminated many of the barriers to affiliation among providers of various types of financial services and has permitted business combinations among financial service providers such as banks, insurance companies, securities or brokerage firms, and other financial service providers. Additionally, the rapid adoption of financial services through the Internet has reduced or even eliminated many barriers to entry by financial services providers physically located outside our market area. Although Bancorp has been able to compete effectively in the financial services business in its markets to date, there can be no assurance that it will be able to continue to do so in the future.

The financial services industry has experienced widespread consolidation over the last decade. Bancorp anticipates that consolidation among financial institutions in its market area will continue. As noted, Bancorp seeks acquisition opportunities in its core markets from time to time. However, other financial institutions aggressively compete against Bancorp in the acquisition market. Some of these institutions have greater access to capital markets, larger cash reserves and a more liquid currency than Bancorp.

Supervision and Regulation

Introduction

We are subject to extensive regulation under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. Changes in applicable laws or regulations or in the policies of banking and other government regulators may have a material effect on our business and prospects. The following is a brief description of the significant laws and regulations that govern our activities.

Bank Holding Company Regulation

General. As a bank holding company, Bancorp is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), which places Bancorp under the supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Bancorp must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines Bancorp and its subsidiaries, including the Bank.

The BHCA, among other things, requires that bank holding companies obtain prior Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of another bank or bank holding company. Furthermore, under the BHCA, bank holding companies are, with narrow exceptions, limited to owning or controlling banks and engaging in banking-related activities.

Control of Nonbanks. With some exceptions, the BHCA also prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of the voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve determines that the activities of such company are incidental or closely related to the business of banking. If a bank holding company is well-capitalized and meets certain criteria specified by the Federal Reserve, it may engage in certain permissible nonbanking activities without prior Federal Reserve approval.

Support of Subsidiary Banks. Bank holding companies must act as a source of financial and managerial strength to subsidiary banks. This means that Bancorp is required to commit, as necessary, resources to support the Bank. Under certain conditions, the Federal Reserve may conclude that certain actions of a bank holding company, such as payment of cash dividends, would constitute unsafe and unsound banking practices. Also, capital loans from a bank holding company to its subsidiary banks are subordinate to deposits and to certain other indebtedness of the banks.

Financial Services Modernization Act. The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") came into effect in March 2000. The Financial Services Modernization Act established a comprehensive framework to enable previously prohibited affiliations among bank holding companies, securities firms and insurance companies. The law allows bank holding companies to elect financial holding company status and, after approval thereof, to affiliate with insurance companies, securities firms, and other financial service providers engaged in activities that are "financial in nature." To date, we have not elected to become a financial holding company.

The Financial Services Modernization Act and related regulations also:

- Broadened the activities that may be conducted by national banks, and by banking subsidiaries of bank holding companies and their financial subsidiaries;

- Created an enhanced framework for protecting the privacy of consumer information and limited the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties; and

- Modified certain laws and regulations relating to the Community Reinvestment Act (the "CRA").

We do not believe that the Financial Services Modernization Act has negatively affected our operations in the near-term. However, to the extent that the financial services industry further consolidates, we may face increased competition from larger institutions with substantially greater resources and a wider variety of financial product offerings than we have.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to certain restrictions under the Federal Reserve Act on transactions with affiliates generally and in particular on extensions of credit to the parent holding company or any affiliate, investments in the securities of the parent, and on the use of such securities as collateral for loans to any borrower. Regulation W, which codified many existing interpretations of provisions of the Federal Reserve Act, became effective in April 2003. The regulation restricts loans, asset purchases and other transactions between a depository institution and its affiliated entities. The various regulations and restrictions that apply may limit our ability to obtain funds from the Bank for our cash needs, including funds for payment of dividends and operational expenses.

Bank Regulation

General. The Bank is an Oregon commercial bank operating in Oregon and Washington with deposits insured by the FDIC in an amount up to $100,000 per customer. As a result, the Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services, the Washington Department of Financial Institutions, and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices.

Insider Credit Transactions. Banks are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interests of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not listed above and who are not employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions. The prohibition contained in the Sarbanes-Oxley Act of 2002 on loans to directors, executive officers and major stockholders of pubic companies does not apply to loans by FDIC insured depository institutions, such as the Bank.

Regulation of Management. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal stockholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Premiums for Deposit Insurance. The Bank is required to pay quarterly deposit insurance premiums to the FDIC. Premiums are based on how much risk a particular institution presents to the Bank Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The Bank presently qualifies for the lowest premium level.

Community Reinvestment Act and Fair Lending and Reporting Requirements. We are subject to the CRA and to certain fair lending and reporting requirements that relate primarily to home mortgage lending operations. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The federal banking agencies may take into account compliance with the CRA when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance."

There are several rules and regulations governing fair lending and reporting practices by financial institutions. A bank may be subject to substantial damages, penalties and corrective measures for any violation of fair lending and reporting, including credit reporting, laws and regulations.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management believes that the Bank currently satisfies all such standards.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. Risk-based guidelines are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve may require that a banking organization maintain ratios in excess of the minimums, particularly organizations contemplating significant expansion. Current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common stockholders' equity, qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus specified intangibles and accumulated other comprehensive income (loss).

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets minus intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

FDICIA, among other things, created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories – well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized -- depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. Under current regulations, a "well-capitalized" institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10%, and a leverage ratio of at least 5% and not be subject to a capital directive order. Under these guidelines, Bancorp is considered well capitalized as of the end of the fiscal year.

Dividends

The principal source of Bancorp's cash reserves is dividends received from the Bank. The banking regulators may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, banks and bank holding companies may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits the ability of Bancorp and the Bank to pay dividends. Under the restrictions of maintaining adequate minimum capital, as of December 31, 2003, the Bank could have declared dividends totaling $45.2 million without obtaining prior regulatory approval.

Stock Repurchases

A bank holding company, except for certain "well-capitalized" and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve. We have in place a stock repurchase program that complies with current banking regulations. See "Management Discussion and Analysis – Capital Resources". Our stock repurchase program is highly dependent upon our ability to issue trust preferred securities which are used to fund stock repurchases. See "Management Discussion and Analysis – Liquidity and Sources of Funds".

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. Oregon and Washington each enacted "opting in" legislation in accordance with the Interstate Act. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

The USA Patriot Act

The USA Patriot Act was signed into law on October 26, 2001. The USA Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Among other requirements, the USA Patriot Act requires banks to establish anti-money laundering programs, to adopt procedures and controls to detect and report money laundering, and to comply with certain enhanced recordkeeping obligations with respect to correspondent accounts of foreign banks. Compliance with these new requirements has not had a material effect on our operations.

Monetary and Fiscal Policy Effects on Interest Rates

The earnings and growth of Bancorp, the Bank and Bancorp's other subsidiaries, as well as their existing and future business activities, are affected not only by general economic conditions, but also by the fiscal and monetary policies of the Federal Reserve. The Federal Reserve implements national monetary policies (intended to curb inflation and combat recession) by its open-market operations in United States government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits.

In addition, community banking is generally a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of a bank's earnings. Thus, our earnings and growth are constantly subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of changes in such policies and their impact cannot be predicted.

Future Legislation

Various legislation ranging from consumer protection legislation to additional legislation proposing to substantially change the financial institution regulatory system is considered by Congress from time to time. Future legislation may change banking statutes and our operating environment in substantial and unpredictable ways. For instance, new legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or change the competitive balance among various types of financial institutions. We cannot predict whether any legislation will be enacted that would have a material effect on our business.

ITEM 2. PROPERTIES

The principal properties owned by the Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square-foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, we own 27 buildings, primarily to house branch offices. We lease the land under 5 buildings and own the land under 22 buildings. In addition, Bancorp leases 20 office spaces and buildings for branch locations.

Other non-branch office facilities are located in leased office space, including the Bank's headquarters office in Lake Oswego, Oregon, office and processing space in Salem, Oregon, where the Bank's data center is located, Wilsonville, Oregon, where its servicing and operations center is located, and Bend, Oregon, where we have a residential mortgage office. In addition, we lease 2 smaller office spaces for lending personnel in Lake Oswego and Downtown Portland, Oregon.

The aggregate approximate monthly rental on 31 leased properties is approximately $201,000.

ITEM 3. LEGAL PROCEEDINGS

On August 22, 2003, the lawsuit against the Company entitled Walter L. West, dba Walter West Construction Co. v. Jeffrey Teeny, Stephen L. Stoelk, Shauna L. Stoelk, B.A.S.S. Construction Co., Inc., and West Coast Bancorp was dismissed by the plaintiff voluntarily. In doing so, the plaintiff indicated that the action would be re-filed in another county. The plaintiff has not yet re-filed.

Bancorp is periodically party to other litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

NONE.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Stock Price and Dividends

West Coast Bancorp common stock trades on the National Market tier of The Nasdaq Stock Market under the symbol "WCBO". The high and low closing sale prices per share of our common stock for each quarter during the last two years are shown in the table below, together with dividend information for each period. The prices below do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. As of December 31, 2003, we had approximately 1,545 holders of record.

	2003			2002		
	Market Price		Cash dividend	Market Price		Cash dividend
	High	Low	declared	High	Low	declared
1st Quarter................	$16.52	$14.01	$0.0775	$15.85	$13.02	$0.0725
2nd Quarter...............	$18.24	$14.20	$0.0775	$17.15	$14.15	$0.0725
3rd Quarter................	$21.02	$17.50	$0.0850	$17.09	$13.91	$0.0775
4th Quarter................	$22.05	$19.50	$0.0850	$16.59	$13.67	$0.0775

Dividends are limited under federal and Oregon laws and regulations pertaining to Bancorp's financial condition. Payment of dividends may also be subject to direct regulation by state banking regulators. See "Business - Supervision and Regulation."

Information regarding securities authorized for issuance under equity compensation plans has been incorporated by reference into Item 12 of this report.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated five year financial data

The following selected consolidated five year financial data should be read in conjunction with Bancorp's consolidated financial statements and the accompanying notes presented in this report. The per share information has been adjusted retroactively for all stock dividends and splits.

(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
	As of and For the Year ended December 31,				
Interest income	$ 89,678	$ 96,028	$ 100,277	$ 107,913	$ 97,363
Interest expense	20,639	28,532	40,572	48,082	36,890
Net interest income	69,039	67,496	59,705	59,831	60,473
Provision for loan loss	3,800	4,979	3,282	2,068	2,190
Net interest income after provision for loan loss	65,239	62,517	56,423	57,763	58,283
Noninterest income	22,046	18,694	17,031	13,873	16,234
Noninterest expense	58,150	54,018	51,999	54,573	49,271
Income before income taxes	29,135	27,193	21,455	17,063	25,246
Provision for income taxes	9,338	8,990	6,695	5,443	7,914
Net income	$ 19,797	$ 18,203	$ 14,760	$ 11,620	$ 17,332
Per share data:					
Basic earnings per share	$ 1.31	$ 1.17	$ 0.92	$ 0.70	$ 1.02
Diluted earnings per share	$ 1.26	$ 1.13	$ 0.90	$ 0.69	$ 1.00
Cash dividends	$ 0.32	$ 0.30	$ 0.28	$ 0.25	$ 0.21
Period end book value	$ 9.29	$ 8.70	$ 8.04	$ 7.39	$ 6.92
Weighted average common shares outstanding	15,077	15,575	16,126	16,711	16,987
Weighted average diluted shares outstanding	15,674	16,069	16,453	16,834	17,370
Total assets	$ 1,662,882	$ 1,532,327	$ 1,435,701	$ 1,354,961	$ 1,354,687
Total deposits	$ 1,404,859	$ 1,266,453	$ 1,171,433	$ 1,076,608	$ 1,080,798
Total long-term borrowings	$ 78,000	$ 98,000	$ 90,500	$ 45,022	$ 65,689
Net loans	$ 1,202,750	$ 1,143,077	$ 1,069,798	$ 985,968	$ 962,817
Stockholders' equity	$ 140,053	$ 133,387	$ 128,790	$ 121,269	$ 116,793
Financial ratios:					
Return on average assets	1.24%	1.22%	1.08%	0.86%	1.37%
Return on average equity	14.52%	13.96%	11.72%	9.86%	14.86%
Average equity to average assets	8.57%	8.76%	9.21%	8.72%	9.24%
Dividend payout ratio	25.73%	26.55%	29.89%	35.80%	20.49%
Efficiency ratio (1)	62.64%	61.32%	65.98%	71.63%	62.37%
Net loans to assets	72.33%	74.60%	74.51%	72.77%	71.07%
Average yields earned (2)	6.08%	6.99%	8.00%	8.76%	8.54%
Average rates paid	1.78%	2.56%	3.90%	4.65%	3.91%
Net interest spread (2)	4.29%	4.43%	4.10%	4.11%	4.63%
Net interest margin (2)	4.70%	4.95%	4.83%	4.94%	5.38%
Nonperforming assets to total assets (3)	0.27%	0.44%	0.54%	0.52%	0.34%
Allowance for loan loss to total loans	1.49%	1.45%	1.41%	1.42%	1.38%
Allowance for loan loss to nonperforming assets (3)	411.08%	248.81%	198.00%	203.32%	289.95%

(1) The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income.
(2) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.
(3) Nonperforming assets include litigation settlement property in certain periods.

Consolidated quarterly financial data

The following table presents selected consolidated quarterly financial data for each quarter of 2003 and 2002. The financial information contained in this table reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods.

(Dollars in thousands, except per share data)	2003 Quarters ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$ 22,548	$ 22,523	$ 22,209	$ 22,399
Interest expense	5,850	5,289	4,874	4,627
Net interest income	16,698	17,234	17,335	17,772
Provision for loan loss	850	850	875	1,225
Net interest income after provision for loan loss	15,848	16,384	16,460	16,547
Noninterest income	4,982	5,840	5,794	5,429
Noninterest expense	13,684	14,827	14,847	14,792
Income before income taxes	7,146	7,397	7,407	7,184
Provision for income taxes	2,427	2,398	2,362	2,150
Net income	$ 4,719	$ 4,999	$ 5,045	$ 5,034
Basic earnings per share	$ 0.31	$ 0.33	$ 0.33	$ 0.34
Diluted earnings per share	$ 0.30	$ 0.32	$ 0.32	$ 0.32
Return on average assets	1.25%	1.29%	1.24%	1.20%
Return on average equity	14.35%	14.76%	14.59%	14.39%

(Dollars in thousands, except per share data)	2002 Quarters ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$ 23,658	$ 23,859	$ 24,882	$ 23,629
Interest expense	7,599	7,013	7,504	6,416
Net interest income	16,059	16,846	17,378	17,213
Provision for loan loss	878	1,442	1,467	1,192
Net interest income after provision for loan loss	15,181	15,404	15,911	16,021
Noninterest income	5,215	4,510	4,264	4,705
Noninterest expense	13,964	13,087	13,183	13,784
Income before income taxes	6,432	6,827	6,992	6,942
Provision for income taxes	2,189	2,303	2,339	2,159
Net income	$ 4,243	$ 4,524	$ 4,653	$ 4,783
Basic earnings per share	$ 0.27	$ 0.29	$ 0.30	$ 0.31
Diluted earnings per share	$ 0.26	$ 0.28	$ 0.29	$ 0.30
Return on average assets	1.20%	1.24%	1.22%	1.24%
Return on average equity	13.30%	14.11%	14.16%	14.26%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and related notes to those statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, that appear under the heading "Financial Statements and Supplementary Data" of this report.

Forward Looking Statement Disclosure

Statements in this Annual Report regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA") and are made pursuant to the safe harbors of the PSLRA. Actual results of West Coast Bancorp ("Bancorp" or the "Company") could be quite different from those expressed or implied by the forward-looking statements. Any statements that expressly or implicitly predict future results, performance, or events should be considered forward-looking. Factors that could cause results to differ from forward-looking statements include, among others, risks discussed in the text of this Annual Report as well as the following specific items: general economic conditions, whether national or regional, that could affect the demand for loans or lead to increased loan losses; evolving banking industry standards; legal developments; competitive factors, including increased competition with community, regional, and national financial institutions that may lead to pricing pressures on Bancorp's loan yield and rates paid on deposits; loss of customers of greatest value to Bancorp, changing customer investment, deposit and lending behaviors; credit policies of regulatory authorities, increasing or decreasing interest rate environments, including the shape and the level of the yield curve, that could lead to decreased net interest margin, net interest income and fee income, including lower gains on sales of loans; changing business conditions in the banking industry; changes in the regulatory environment or new legislation affecting the financial services industry; changes in government funding of Small Business Administration ("SBA") loans; and changes in technology or required investments in technology.

Furthermore, the forward-looking statements are subject to risks and uncertainties related to the Company's ability to: attract and retain additional lending officers and other key personnel; close loans in the pipeline; generate loan and deposit balances at projected spreads; sustain fee generation, including lower gains on sales of loans; maintain asset quality; control the level of net charge-offs; increase productivity; generate retail investments; control expense growth; monitor and manage the Company's internal operating and disclosure control environments; and other matters.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of the statements. Readers should carefully review the disclosures we file from time to time with the Securities and Exchange Commission ("SEC"). Bancorp undertakes no obligation to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

West Coast Bancorp

West Coast Bancorp is a Northwest bank holding company with $1.7 billion in assets, operating 47 branches and a mortgage loan office in Oregon and Washington. West Coast Bancorp, the parent company of West Coast Bank and West Coast Trust, is headquartered in Lake Oswego, Oregon. West Coast Bank serves clients who seek the resources, sophisticated products and expertise of larger financial institutions, along with the local decision making, market knowledge, and customer service orientation of a community bank. It is our mission to consistently produce superior earnings, meet the financial needs of the communities we serve, provide excellent service to our customers, and provide a rewarding environment for our employees.

At West Coast Bancorp, we have a proven management team committed to enhancing earnings per share and long-term stockholder value. We have recruited first class sales teams, supported by a contemporary full service product line, that take advantage of new growth opportunities in local markets we serve. We maintain and value local decision making and a community bank culture to distinguish our brand. We offer a broad range of banking, investment, fiduciary and trust services to the markets we serve. For more information, please visit the Company's web site at www.wcb.com.

Critical Accounting Policies

We have identified our most critical accounting policy to be that related to the allowance for loan loss. Bancorp's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Qualitative factors include the general economic environment in our markets and, in particular, the state of certain industries. Size and complexity of individual loans in relation to the lending officer's background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodology. As we add new products, increase complexity of the portfolio, and expand our geographic coverage, we intend to enhance and adapt our methodology to keep pace with the size and complexity of the loan portfolio. Changes in any of the above factors could have a significant effect on the calculation of the allowance for loan loss in any given period. Management believes that our systematic methodology continues to be appropriate given our size and level of complexity. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report, including the section "Loan Loss Allowance and Provision".

Financial Overview

Years Ended December 31, 2003, 2002 and 2001.

The Company's financial objectives are focused on earnings per diluted share growth and return on average equity. Over the last two years, our compounded annual earnings per diluted share growth has been 18%, while our return on average equity improved from 11.7% in 2001 to 14.5% in 2003. The compounded annual growth rate for period end loans and deposits for the last two years were 6% and 10%, respectively. To sustain future growth and accomplish our financial objectives, we have defined five strategies:

- Focus on profitable customer segments
- Improve franchise performance levels
- Leverage technology
- Expand branch distribution
- Maintain community and customer ownership

Our strategies are designed to direct our tactical investment decisions supporting our financial objectives. Our most significant revenue source continues to be net interest income, defined as total interest income less interest expense, which in 2003 accounted for approximately 76% of our total revenue. To produce net interest income and consistent earnings growth over the long-term, we must generate loan and deposit growth at acceptable economic spreads within its market of operation. To generate and grow loans and deposits, the company must focus on a number of areas including, but not limited to, the economy, branch expansion, sales practices, customer and employee satisfaction and retention, competition, evolving customer behavior, technology, product innovation, interest rates, credit performance of its customers, and vendor relationships.

We also consider non-interest income important to our continued financial success. Fee income generation is partly related to the loan and deposit operations, such as deposit service charges, as well as selling financial products including residential mortgages, trust services, and investment products. To limit the risks associated with doing business and growing revenues, the Company has put in place numerous policies, processes, and controls.

While we review and manage all customer segments we have focused increased efforts on four targeted segments: 1) high value consumers (including the mature market), 2) smaller businesses with credit needs under $250,000, 3) medium-sized commercial businesses with credit needs over $250,000 up to $20 million, and 4) commercial real estate and construction-related businesses. These efforts have resulted in material growth in our commercial and home equity loan portfolios as well as core deposits over the last two years.

We have made a concerted effort to improve the measurement and tracking of business line and overall Company performance levels. Improved information systems, a result of leveraging new technology, have increased our ability to track key indicators and enhance corporate performance levels. Better measurement against goals and objectives and increased accountability have resulted in desired loan, deposit and fee income production through both branch and non-branch sales channels. To support growth in targeted customer segments, we have opened eight branches over the last three years. The results produced by these branches have met our expectations. With all new and existing branches, the Company has strived to maintain a local community management based philosophy. We have emphasized hiring local branch and lending personnel with strong ties to the specific local communities we enter and serve.

Income Statement Overview

Our net income for 2003 was $19.8 million, compared with $18.2 million in 2002 and $14.8 million in 2001. Diluted earnings per share for the years ended 2003, 2002, and 2001 were $1.26, $1.13, and $.90, respectively. Our return on equity for the years ended 2003, 2002, and 2001 was 14.5%, 14.0%, and 11.7%, respectively.

Net Interest Income. The following table displays information on the yields on average interest earning assets, expense on interest bearing liabilities, and average yields earned, rates paid as well as net interest spread and margin information for the periods indicated on a tax equivalent basis. This information can be used to follow the changes in our yields and rates and the changes in our earning assets and liabilities over the past three years:

(Dollars in thousands)	Year Ended December 31,			Increase (Decrease)		Change	
	2003	2002	2001	03-02	02-01	03-02	02-01
Interest and fee income (1)	$91,432	$97,934	$102,346	($6,502)	($4,412)	-6.64%	-4.31%
Interest expense	$20,639	$28,532	$40,572	($7,893)	($12,040)	-27.66%	-29.68%
Net interest income (1)	$70,793	$69,402	$61,774	$1,391	$7,628	2.00%	12.35%
Average interest earning assets	$1,504,949	$1,401,525	$1,279,953	$103,424	$121,572	7.38%	9.50%
Average interest bearing liabilities	$1,158,755	$1,113,308	$1,039,933	$45,447	$73,375	4.08%	7.06%
Average interest earning assets/ Average interest bearing liabilities	129.88%	125.89%	123.08%	3.99%	2.81%		
Average yields earned (1)	6.08%	6.99%	8.00%	-0.91%	-1.01%		
Average rates paid	1.78%	2.56%	3.90%	-0.78%	-1.34%		
Net interest spread (1)	4.29%	4.43%	4.10%	-0.14%	0.33%		
Net interest margin (1)	4.70%	4.95%	4.83%	-0.25%	0.12%		

(1) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Net interest income on a tax equivalent basis totaled $70.8 million for the year ended December 31, 2003, an increase of $1.4 million, or 2.0%, from $69.4 million for 2002, which was up $7.6 million from the year ended 2001. The increase in net interest income from 2002 to 2003 was due to increased earning asset volumes and lower cost of funds, offset in part by lower interest income on earning assets. Average total loans grew $69 million or 6% in 2003 compared to 2002. Despite having experienced margin compression from 4.95% in 2002 to 4.70% in 2003, we have increased net interest income with interest earning asset volume increases particularly in commercial lending and home equity loans. The net interest margin was compressed from declining yields on investments and loans, which were only partly offset by lower deposit and borrowing rates, as well as from the low interest rate environment which reduced the value of investing non-interest bearing deposits.

During 2003, we had an increase of $103 million or 8% in average total deposits over 2002. In 2003's low interest rate environment, consumers were willing to hold more bank deposits in demand, interest checking, and money market accounts. These three categories increased materially with average demand deposits up $49 million, average interest checking up $32 million, and average money market deposits up $46 million. Conversely consumers and businesses were unwilling to invest in certificates of deposits ("CD") at historically low rates, and CD balances declined by $24 million. With the strong overall deposit growth, total borrowings declined.

The volume increase in deposits over that of loans led to higher investments in securities. Additional investments in securities were concentrated in US Agency related securities and mortgage backed securities ("MBS"). Prepayments on MBS and the resulting acceleration of premium amortization negatively impacted the yields on the investment portfolio. The yields on MBS began to improve late in 2003 as prepayments slowed down.

During 2003, we invested $16 million in bank owned life insurance ("BOLI"). This investment shifted interest earning assets to assets that produce non-interest BOLI income. We also issued additional trust preferred securities in 2003 to fund stock repurchases and balance sheet growth while we lowered our long term Federal Home Loan Bank of Seattle ("FHLB") debt outstanding. Decreases in rates on our long term debt helped increase our net interest income.

The $7.6 million increase in net interest income from 2001 to 2002 was due to increased earning asset volumes and lower cost of funds offset in part by lower interest income on earning assets. Our net interest spread increased 33 basis points in 2002 compared to 2001. This increase was due to a lower cost of funds partly offset by lower yields earned on earning assets. The average rate paid on interest bearing liabilities declined 134 basis points while the average yield earned decreased 101 basis points in 2002, primarily as a function of being able to reprice deposit rates down faster than loans repriced.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (1) average balances of assets and liabilities, (2) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (3) resulting yields or costs, (4) net interest income, and (5) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

	Year Ended December 31,								
(Dollars in thousands)	2003			2002			2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)
ASSETS:									
Interest earning balances due from banks	$ 8,307	$ 76	0.91%	$ 7,618	$ 110	1.44%	$ 6,288	$ 247	3.93%
Federal funds sold	13,959	133	0.95%	8,313	144	1.73%	2,311	92	3.96%
Taxable securities	207,620	8,891	4.28%	175,969	9,245	5.25%	166,669	10,014	6.01%
Nontaxable securities(2)	72,409	5,011	6.92%	75,760	5,446	7.19%	80,228	5,910	7.37%
Loans, including fees(3)	1,202,655	77,321	6.43%	1,133,865	82,989	7.32%	1,024,457	86,083	8.40%
Total interest earning assets	1,504,950	91,432	6.08%	1,401,525	97,934	6.99%	1,279,953	102,346	8.00%
Allowance for loan loss	(17,868)			(16,219)			(14,588)		
Premises and equipment	26,682			27,837			29,101		
Other assets	76,478			74,421			72,853		
Total assets	$ 1,590,242			$ 1,487,564			$ 1,367,319		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Savings and interest bearing demand deposits	$ 669,689	$ 4,492	0.67%	$ 592,150	$ 7,076	1.19%	$ 542,945	$ 13,516	2.49%
Certificates of deposit	371,533	10,639	2.86%	395,161	14,243	3.60%	382,865	20,647	5.39%
Short-term borrowings	17,799	277	1.56%	15,401	329	2.14%	43,458	2,109	4.85%
Long-term borrowings (4)	99,734	5,231	5.24%	110,596	6,884	6.22%	70,665	4,300	6.09%
Total interest bearing liabilities	1,158,755	20,639	1.78%	1,113,308	28,532	2.56%	1,039,933	40,572	3.90%
Demand deposits	283,504			234,189			192,709		
Other liabilities	11,666			9,692			8,689		
Total liabilities	1,453,925			1,357,189			1,241,331		
Stockholders' equity	136,317			130,375			125,988		
Total liabilities and stockholders' equity	$ 1,590,242			$ 1,487,564			$ 1,367,319		
Net interest income		$ 70,793			$ 69,402			$ 61,774	
Net interest spread			4.29%			4.43%			4.10%
Net interest margin			4.70%			4.95%			4.83%

(1) Yield/rate calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

(2) Interest earned on nontaxable securities has been computed on a 35 % tax equivalent basis.

(3) Includes balances for loans held for sale.

(4) Includes junior subordinated debentures and mandatorily redeemable trust preferred securities with average balances of $15.1 million and $8.9 million in 2003 and 2002, respectively.

Net interest income - Changes due to Rate and Volume. The following table sets forth the dollar amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes not due solely to volume or rate and changes due to new product lines, are allocated to volume.

(Dollars in thousands)	Year Ended December 31,					
	2003 compared to 2002			2002 compared to 2001		
	Increase (Decrease) due to:		Total Increase (Decrease)	Increase (Decrease) due to:		Total Increase (Decrease)
	Volume	Yield/Rate		Volume	Yield/Rate	
Interest income:						
Interest earning balances due from banks	$ 6	$ (40)	$ (34)	$ 17	$ (154)	$ (137)
Federal funds sold	54	(64)	(10)	103	(51)	52
Investment security income:						
Interest on taxable securities	1,262	(1,616)	(354)	504	(1,273)	(769)
Interest on nontaxable securities (1)	(232)	(204)	(436)	(322)	(142)	(464)
Loans, including fees on loans	3,644	(9,312)	(5,668)	7,598	(10,692)	(3,094)
Total interest income (1)	4,734	(11,236)	(6,502)	7,900	(12,312)	(4,412)
Interest expense:						
Savings and interest bearing demand	569	(3,154)	(2,585)	612	(7,052)	(6,440)
Certificates of deposit	(651)	(2,952)	(3,603)	330	(6,734)	(6,404)
Short-term borrowings	(99)	47	(52)	(603)	(1,177)	(1,780)
Long-term borrowings (2)	(121)	(1,532)	(1,653)	2,495	89	2,584
Total interest expense	(302)	(7,591)	(7,893)	2,834	(14,874)	(12,040)
Increase (decrease) in net interest income (1)	$ 5,036	$ (3,645)	$ 1,391	$ 5,066	$ 2,562	$ 7,628

(1) Tax-exempt income has been adjusted to a tax-equivalent basis using a 35 % tax equivalent basis.
(2) Long-term borrowings include junior subordinated debentures and mandatorily redeemable trust preferred securities.

Provision for Loan Losses. The provision for loan losses is recorded to bring the allowance for loan losses to an amount considered appropriate by management based on factors which are described in the "Lending and Credit Management" and "Allowance for Loan Losses" sections of this report. Provisions for loan losses of $3.8 million, $5.0 million, and $3.3 million were recorded for the years ended December 31, 2003, 2002 and 2001, respectively. Net charge-offs of $2.5 million, $3.4 million, and $2.3 million, were recorded in 2003, 2002 and 2001, respectively. The provision for loan losses decreased $1.2 million in 2003 compared to 2002 due to a lower loan volume growth in 2003 and lower net charge-offs.

Noninterest Income. Noninterest income remains a key focus for Bancorp. Our noninterest income for the year ended December 31, 2003, was $22.0 million, up 18%, compared to $18.7 million in 2002 and up from $17.0 million in 2001. Combined service charges on deposit accounts and other service charges, commissions and fees were up 18% in 2003. This is indicative of our strong deposit growth, increased investment sales from branch referrals, and a significant increase in merchant bankcard income. In 2003, gains on sales of loans increased $1.1 million or 27% over 2002. The increase was driven by continued strong demand for single family residential loans, which was influenced by lower interest rates. We also maintain a strategy of selling certain originated SBA loans. The national SBA loan program is subject to government funding changes that could influence our ability to generate future fees on the sale of SBA loans. Gains on the sales of SBA loans, at $.9 million, remained flat in 2003 compared to 2002. During 2003, we invested $16 million in bank owned life insurance which contributed $.8 million to noninterest income, compared to $.2 million in 2002.

Noninterest Expense. Noninterest expenses during the last three years were $58.1 million in 2003, $54.0 million in 2002 and $52.0 million in 2001. Noninterest expense increased $4.1 million in 2003 compared to 2002, with approximately 70% of the increase centered in salaries and employee benefits expense growth. Investments in our commercial banking sales teams, new branches and higher performance-based compensation were the key drivers of increased personnel expense. Overall, we increased our full-time equivalent employees from 555 in 2002 to 588 in 2003.

Equipment expense was stable in 2003 at $5.1 million as we continue to leverage technology, specifically software and other internet product delivery tools. Occupancy expenses were $4.9 million, $4.6 million and $4.4 million for 2003, 2002, and 2001, respectively. Our occupancy expense increased in 2003 primarily due to the addition of three new Oregon branches (Raleigh Hills and Airport Way in Portland, and Eugene), the new mortgage office in Bend, and from the full year impact of our Beaverton and Pearl district branches added in 2002, as well as from lease rate increases. We expect to continue to grow through strategically placed offices in 2004 and beyond. In general, opening a new branch results in higher costs, which are not offset until a certain level of deposits and loans is achieved. Check and other transaction processing fess increased in 2003 over 2002, due mainly to increased deposit volumes and expenses associated with processing higher volumes of ATM transactions.

Income Taxes. Our income tax expense for 2003 was $9.3 million, or 32.1% of income before income taxes, compared to $9.0 million or 33.1% of income before income taxes in 2002. Income tax expense in 2001 was $6.7 million or 31.2% of income before income taxes. Bancorp's income tax expense over the last three years has increased due to increased pre-tax income. Our effective tax rate decreased in 2003 primarily due to our increase nontaxable income generated from investments in bank owned life insurance. In addition to bank owned life insurance, we have also invested in housing tax credits which increased in 2003 over both 2002 and 2001. Nontaxable interest income from municipal securities decreased $.3 million in 2003 compared to 2002. We continue to evaluate strategies to manage our income tax expense, including additional investments in tax credits or other non taxable income.

Balance Sheet overview

Period end total assets increased 8.5% to $1.66 billion as of December 31, 2003, from $1.53 billion at December 31, 2002, while period end investment securities and loans increased 21% and 5%, respectively, in 2003. Period end total deposits increased approximately 11% in 2003 compared to December 31, 2002. Our balance sheet has been focused on growth in targeted areas that support our corporate objectives and include:

- Small business and middle market commercial lending
- Home equity lending
- Core deposit production

During 2003, our year to date average commercial loans were up 16%, or $33 million over 2002, while average home equity loans were up $34 million, or 35% over the same time period.

In addition to focusing on certain targeted loan segments, we increased our investments in securities in 2003, mainly due to the strong deposit production. Our strategy of opening additional branches has continued to assist us in generating meaningful core deposit growth.

Investment Portfolio

The following table shows the amortized cost and fair value of Bancorp's investment portfolio. At December 31, 2003 Bancorp had no securities classified as held to maturity.

(Dollars in thousands	2003		2002	
Available for sale	Amortized Cost	Fair value	Amortized Cost	Fair value
U.S. Treasury securities	$ -	$ -	$ 5,500	$ 5,583
U.S. Agency securities	107,339	108,282	64,461	66,483
Obligations of state and political subdivisions	76,202	80,082	83,372	87,592
Other securities	132,695	133,606	104,621	106,749
Total	$ 316,236	$ 321,970	$ 257,954	$ 266,407

Bancorp's investment portfolio increased by $55.6 million, or 20.9%, from December 31, 2002 to December 31, 2003.

At December 31, 2003 the net unrealized gain on the investment portfolio was $5.7 million representing 1.78% of the total portfolio. Management will consider realizing gains and or losses on the Company's investment portfolio on an on-going basis as part of Bancorp's overall business strategy. The following table summarizes the contractual maturities and weighted average yields of investment securities.

(Dollars in thousands)	One year or less	Yield	After One through five years	Yield	After Five through ten years	Yield	Due after ten years	Yield	Total	Yield
U.S. Agency securities	$ 6,093	7.25%	$ 76,656	3.99%	$ 25,533	4.60%	$ -	0.00%	$ 108,282	4.32%
Obligations of state and political subdivisions (1)	8,525	5.25%	36,565	4.84%	31,858	4.57%	3,134	3.48%	80,082	4.72%
Other securities (2)	5,140	7.06%	6,668	5.07%	21,651	4.62%	100,147	3.81%	133,606	4.13%
Total (1)	$ 19,758	6.34%	$ 119,889	4.31%	$ 79,042	4.60%	$ 103,281	3.80%	$ 321,970	4.34%

(1) Yields are stated on a federal tax equivalent basis at 35%.

(2) Does not reflect anticipated maturity from prepayments on mortgage-based and asset-based securities. Anticipated lives are significantly shorter than contractual maturities.

The average life of Bancorp's investment portfolio increased from 2.9 years at December 31, 2002 to 3.3 years at December 31, 2003 as investments were made in medium term bonds and as prepayments decelerated on the mortgage backed securities.

Loan Portfolio and Credit Management

Interest and fees earned on the loan portfolio is our primary source of revenue. Loans represented 73% of total assets, or $1.22 billion as of December 31, 2003, compared to 76% or $1.16 billion at December 31, 2002. A certain degree of credit risk is inherent in our lending activities. The Bank manages the general risks inherent in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. In addition, we attempt to manage our risk through our credit administration and credit review functions, which are designed to help ensure compliance with our credit standards. Through the Credit Review function the Bank is able to monitor all credit-related policies and practices on a post approval basis, ensuring uniform application. The findings of these reviews are communicated with senior management and the Loan, Investment, and Asset Liability Committee, which is made up of certain directors. As part of our ongoing lending process, internal risk ratings are assigned to each Commercial and Commercial Real Estate credit before the funds are extended to the customer. Credit risk ratings are based on apparent credit worthiness of the borrower at the time the loan is made. Large balance accounts have the credit risk rating reviewed on at least an annual basis. Credit files are examined periodically on a sample test basis, by internal and external auditors, as well as regulatory examiners.

Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. As a result of the nature of our customer base and the growth experienced in the market areas served, real estate is frequently a material component of collateral for the Bank's loans. The expected source of repayment of these loans is generally the cash flow of the project, operations of the borrower's business, or personal income. Risks associated with real estate loans include decreasing land values, material increases in interest rates, deterioration in local economic conditions, changes in tax policies, and a concentration of loans within any one area.

Loans held for sale at December 31, 2003 were $4.7 million compared to $10.9 million at December 31, 2002. Bancorp periodically sells all types of loans to generate fee income and to manage interest rate risk and credit risk. The majority of Bancorp's loan sales are residential real estate mortgage loans and the guaranteed portion of SBA loans. These loans are sold on an individual basis. Real estate mortgage loans have been generally sold without recourse and without retaining servicing rights or obligations. The guaranteed part of SBA loans have been sold from time to time with servicing rights and obligations usually retained. Gains on sales of loans totaled $5.1 million in 2003 compared to $4.0 million in 2002 and $3.7 million in 2001. Increases in gains on the sales in the past three years are due to increased demand for single family home loans which was influenced by lower interest rates.

As of December 31, 2003 and 2002, we had $5.9 million and $5.4 million, respectively, in outstanding loans to persons serving as directors, officers, principal stockholders and their related interests. These loans were made substantially on the same terms, including interest rates, maturities and collateral, as those made to other customers of the Bank. At December 31, 2003 and 2002, the Bank had no bankers acceptances.

As part of our strategic efforts, we have placed an emphasis on increasing the commercial and home equity loan segments of our portfolio. Real estate commercial loans continue to be the largest portion of our loan portfolio at 54%, down from 58% at the end of 2000. We believe our focus on commercial business loans is a key contributor to our strategy of core deposit growth.

The following table is the composition of the loan portfolio and allowance for loan loss as of December 31:

	Year Ended December 31,									
(Dollars in thousands)	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$ 236,949	19.4%	$ 205,725	17.7%	$ 198,252	18.3%	$ 159,861	16.0%	$ 157,912	16.2%
Real estate construction	112,732	9.2%	121,711	10.5%	94,470	8.7%	105,219	10.5%	124,102	12.7%
Real estate-mortgage	179,331	14.7%	148,350	12.8%	113,462	10.5%	97,377	9.7%	101,579	10.4%
Real estate-commercial	652,882	53.5%	637,978	55.0%	633,216	58.4%	583,971	58.4%	531,600	54.5%
Installment and other consumer	38,987	3.2%	46,151	4.0%	45,650	4.2%	53,784	5.4%	61,104	6.3%
Total loans	1,220,881	100%	1,159,915	100%	1,085,050	100%	1,000,212	100%	976,297	100%
Allowance for loan loss	(18,131)	1.49%	(16,838)	1.45%	(15,252)	1.41%	(14,244)	1.42%	(13,480)	1.38%
Total loans, net	$ 1,202,750		$ 1,143,077		$ 1,069,798		$ 985,968		$ 962,817	

The composition of commercial real estate loan types based on collateral is as follows:

(Dollars in thousands)	December 31, 2003 Amount	2003 Percent	2002 Amount	2002 Percent
Office Buildings	$ 153,900	23.7%	$ 138,700	21.7%
Retail Facilities	80,600	12.3%	73,000	11.4%
Hotels/Motels	66,100	10.1%	72,200	11.3%
Multi-Family - 5+ Residential	65,000	10.0%	66,900	10.5%
Assisted Living	42,100	6.4%	39,600	6.2%
Medical Offices	29,000	4.4%	32,100	5.0%
Industrial parks and related	28,000	4.3%	18,600	2.9%
Health spa and gym	19,900	3.0%	11,400	1.8%
Mini Storage	17,500	2.7%	18,000	2.8%
Food Establishments	17,300	2.6%	15,200	2.4%
Manufacturing Plants	16,500	2.5%	15,900	2.5%
Land Development and Raw Land	13,400	2.1%	11,200	1.8%
Church, Civic, Nonprofit facilities	10,100	1.5%	14,400	2.3%
RV Parks, Marinas, related	7,600	1.2%	10,800	1.7%
Commercial/Agricultural	6,700	1.0%	13,000	2.0%
Other	79,200	12.2%	86,900	13.6%
Total real estate commercial loans	$ 652,900	100.0%	$ 637,900	100.0%

The maturity distribution of the categories of Bancorp's loan portfolio at December 31, 2003 and the interest sensitivity are estimated in the following table.

(Dollars in thousands)	Commercial Loans	Real Estate Construction	Real Estate Mortgage	Real Estate Commercial	Installment and other	Total
Maturity distribution:						
Due within one year	$ 93,048	$ 96,256	$ 5,656	$ 52,989	$ 2,887	$ 250,836
Due after one through five years	106,156	13,042	6,394	102,742	22,165	250,499
Due after five years	37,745	3,434	167,281	497,151	13,935	719,546
Total	$ 236,949	$ 112,732	$ 179,331	$ 652,882	$ 38,987	$ 1,220,881
Interest sensitivity:						
Fixed-interest rate loans	$ 49,182	$ 17,229	$ 25,692	$ 67,796	$ 19,982	$ 179,881
Floating or adjustable interest rate loans(1)	187,767	95,503	153,639	585,086	19,005	1,041,000
Total	$ 236,949	$ 112,732	$ 179,331	$ 652,882	$ 38,987	$ 1,220,881

(1) Certain loans contain provisions which place maximum or minimum limits on interest rate changes, as well as loans where interest rates change less frequently than annually. Table based on stated maturity.

Loan Loss Allowance and Provision

A loan loss allowance has been established to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which are:

- Specific allowances for identified problem loans and portfolio segments,
- The formula allowance, and
- The unallocated allowance.

The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, related off-balance sheet items, recent and historical loss experience, and other factors, including regulatory guidance and economic factors. Management believes that the allowance for loan losses is adequate at December 31, 2003.

Our allowance incorporates the results of measuring impaired loans as provided in: Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement, income recognition and guidelines concerning impaired loans.

Specific allowances are established where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different than the amount determined by the application of the formula allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of those loans or pools of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and other such pertinent data and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. Management believes that Commercial and Commercial Real Estate loans have in the industry produced significant losses in brief periods at particular points in economic cycles. Therefore, management believes it is appropriate to use a reserve higher than recent charge-off experience would suggest in these categories of loans. This decision is supported by what management perceives to be industry practices for minimum reserve levels and is intended to prevent an understatement of reserves based upon over-reliance on recent economic conditions.

Loss factors used in the formula allowance are described as follows:

— Problem graded loan loss factors are obtained from historical loss experience, and other relevant factors including trends in past dues, non-accruals, and risk rating changes.

— Pooled loan loss factors, not individually graded loans, are based on expected net charge-offs and other factors including trends in past dues and collateral values. Pooled loans are loans and leases that are homogeneous in nature, such as consumer installment and residential mortgage loans.

The unallocated allowance uses a more subjective method and considers such factors as the following:

— Existing general economic and business conditions affecting our key lending areas,
— Credit quality trends, including trends in nonperforming loans expected to result from existing conditions,
— Loan growth rates and concentrations,
— Specific industry conditions within portfolio segments,
— Recent loss experience in particular segments of the portfolio,
— Interest rate environment,
— Duration of the current business cycle, and
— Bank regulatory examination results and findings of our internal credit examiners.

Executive credit management reviews these conditions quarterly in discussion with our senior credit officers and credit review. If any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of this condition may be reflected as a specific allowance applicable to this credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the probable loss concerning this condition is reflected in the unallocated allowance.

The allowance for loan losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts. Our methodology includes several features that are intended to reduce the differences between estimated and actual losses. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information available.

At December 31, 2003, our allowance for loan losses was $18.1 million, or 1.49% of total loans, and 411% of total non-performing assets, compared with an allowance for loan losses at December 31, 2002 of $16.8 million, or 1.45% of total loans, and 249% of total non-performing assets.

At December 31, 2003, the allowance for loan losses of $18.1 million, consisted of a $17.0 million formula allowance, a $95,000 specific allowance and a $1.0 million unallocated allowance. At December 31, 2002, the allowance for loan losses of $16.8 million consisted of a $15.5 million formula allowance, a $90,000 specific allowance and a $1.2 million unallocated allowance. The increase in allowance for loan losses from 2002, despite a lower provision in 2003, reflects continued loan portfolio growth and the level of classified and watch credits impacted by the soft economies in Oregon and Washington.

The following table presents the composition of the allowance for loan loss.

(Dollars in thousands)	December 31,					
	2003			2002		
		Amount	Percentage of loans in each category to total loans		Amount	Percentage of loans in each category to total loans
Commercial loans	$	5,433	19.4%	$	5,104	17.7%
Real estate-commercial		9,787	62.7%		8,710	65.5%
Real estate-mortagage		1,232	14.7%		948	12.8%
Installment and other		688	3.2%		843	4.0%
Unallocated		991	-		1,233	-
Total allowance for loan loss	$	18,131	100.0%	$	16,838	100.0%

The unallocated reserve decreased to $1.0 million in 2003 from $1.2 million in 2002. The slight decrease was due to lower nonaccrual loans, reduced delinquencies and a reduction in watch and classified loans.

Asset Quality

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans when factors indicate collection of interest or principal is doubtful or when the principal or interest payment becomes 90 days past due. Increases in nonaccrual loans in recent years are due primarily to growth in the loan portfolio. The nonaccrual loans consist of a number of loans in different categories and are largely secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received and the loan comes out of nonaccrual status. Interest income foregone on nonaccrual loans was approximately $231,000 during 2003 and $314,000 in 2002.

During our normal loan review procedures, a loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is usually not considered to be impaired during a period of minimal delay (less than 90 days). Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Leases and certain large groups of smaller balance homogeneous loans, that are collectively measured for impairment, are excluded. Impaired loans are charged to the allowance when management believes, after considering economic and business conditions, collection efforts and collateral position that the borrower's financial condition is such that collection of principal is not probable.

At December 31, 2003 and 2002, Bancorp's recorded investment in certain loans that were considered to be impaired was $2.6 million and $4.9 million, respectively, all of which was classified as non-performing. Of these impaired loans, $181,000 and $0 had a specific related valuation allowance of $95,000 and $0, respectively, while $2.4 million and $4.9 million did not require a specific valuation allowance. The balance of the allowance for loan loss in excess of these specific reserves is available to absorb the inherent losses from all loans in the portfolio. The average recorded investment in impaired loans for the years ended December 31, 2003, 2002, and 2001 was approximately $4.0 million, $5.2 million and $6.2 million, respectively. For the years ended December 31, 2003, 2002 and 2001, interest income recognized on impaired loans totaled $193,000, $17,000 and $12,000, respectively, all of which was recognized on a cash basis.

The following table presents information with respect to the change in the allowance for loan loss and other loan information.

(Dollars in thousands)	December 31, 2003	2002	2001	2000	1999
Loans outstanding at end of period	$ 1,220,881	$ 1,159,915	$ 1,085,050	$ 1,000,212	$ 976,297
Average loans outstanding during the period	$ 1,196,962	$ 1,127,761	$ 1,017,536	$ 1,000,992	$ 904,931
Allowance for loan loss, beginning of period	$ 16,838	$ 15,252	$ 14,244	$ 13,480	$ 12,453
Loans charged off:					
Commercial	1,494	1,878	1,542	934	450
Real estate	844	526	310	82	487
Installment and consumer	760	1,276	698	658	490
Total loans charged off	3,098	3,680	2,550	1,674	1,427
Recoveries:					
Commercial	380	160	205	61	129
Real estate	70	25	7	266	58
Installment and consumer	141	102	64	43	77
Total recoveries	591	287	276	370	264
Net loans charged off	(2,507)	(3,393)	(2,274)	(1,304)	(1,163)
Provision for loan loss	3,800	4,979	3,282	2,068	2,190
Allowance for loan loss, end of period	$ 18,131	$ 16,838	$ 15,252	$ 14,244	$ 13,480
Ratio of net loans charged off to average loans outstanding	0.21%	0.30%	0.22%	0.13%	0.13%
Ratio of allowance for loan losses to end of period loans	1.49%	1.45%	1.41%	1.42%	1.38%

During 2003, net loans charged off were $2.5 million, compared to $3.4 million during 2002. The percentage of net loans charged off to average loans outstanding was 0.21% during 2003, compared to 0.30% and 0.22% for the years ended December 31, 2002 and 2001, respectively. Charge-offs of loans generally reflect the realization of losses in the portfolio that were recognized previously through provisions for loan losses. Recoveries are comprised of balances previously charged off that were collected in the period. The provision for loan loss exceeded the net loans charged off during 2003, reflecting continued loan growth and management's belief, based on the foregoing analysis, that there are additional losses inherent in the portfolio.

The following table presents information with respect to nonperforming assets.

(Dollars in thousands)	December 31, 2003	2002	2001	2000	1999
Commercial	$ 403	$ 780	$ 1,918	$ 1,678	$ 1,386
Real estate construction	-	1,653	329	429	513
Real estate mortgage	498	-	210	540	756
Real estate commercial	1,689	2,486	3,790	2,927	1,463
Installment and other consumer	79	161	144	152	198
Loans on nonaccrual status	2,669	5,080	6,391	5,726	4,316
Loans past due 90 days or more but not on nonaccrual status	-	15	4	270	8
Other real estate owned (1)	1,741	1,672	1,308	1,009	325
Total nonperforming assets	$ 4,410	$ 6,767	$ 7,703	$ 7,005	$ 4,649
Percentage of nonperforming assets to total assets	0.27%	0.44%	0.54%	0.52%	0.34%
Total assets	$ 1,662,882	$ 1,532,327	$ 1,435,701	$ 1,354,961	$ 1,354,687

(1) Nonperforming assets include litigation settlement property in 2001 and 2000.

The other real estate owned total, while increasing slightly over 2002, represents an almost complete turnover of properties for the year. The largest single property is an RV park representing $1.2 million of the $1.7 million total.

Deposits and Borrowings

The following table summarizes the average amount of, and the average rate paid on, each of the deposit and borrowing categories for the periods shown.

(Dollars in thousands)	2003 Average Balance	2003 Rate Paid	2002 Average Balance	2002 Rate Paid	2001 Average Balance	2001 Rate Paid
Demand	$ 283,504	-	$ 234,189	-	$ 192,709	-
Savings, money market and interest bearing demand	669,689	0.67%	592,150	1.19%	542,945	2.49%
Certificates of deposit	371,533	2.86%	395,161	3.60%	382,865	5.39%
Short-term borrowings	17,799	1.56%	15,401	2.14%	43,458	4.85%
Long-term borrowings (1)	99,734	5.24%	110,596	6.22%	70,665	6.09%
Total deposits and borrowings	$ 1,442,259	1.78%	$ 1,347,497	2.56%	$ 1,232,642	3.90%

(1) Long-term borrowings include junior subordinated debentures and mandatorily redeemable trust preferred securities.

Average core deposits consisting of demand and savings, money market and interest bearing demand increased 15% in 2003 compared to 2002. Our core deposit increase was mainly due to:

- Improved sales practices by the branches and commercial teams resulting in both consumer and business core deposit growth
- Businesses maintaining higher balances to avoid service charges
- Minimal, if any, yield differences between non-insured investments and similar FDIC insured deposit products
- Higher escrow deposits

Average time deposits declined $23.6 million in 2003 compared to 2002, or 6.0%, as customers likely viewed the rates offered on such deposits unattractive relative to historical rates. Although a significant amount of time deposits will mature and reprice in the next twelve months, we expect to retain the majority of these deposits. A continued decrease in time deposits is unlikely to affect our liquidity or short term operations. These deposits can generally be retained with increases in rates paid which would increase our cost of funds. As of December 31, 2003, time deposit liabilities are presented below at the earlier of the next repricing date or maturity.

(Dollars in thousands)	Time Deposits of $100,000 or More		Other Time Deposits		Total time deposits	
	Amount	Percent	Amount	Percent	Amount	Percent
Reprice/mature in 3 months or less	$ 66,547	47.75%	$70,307	34.03%	$136,854	39.56%
Reprice/mature after 3 months through 6 months	20,895	14.99%	30,880	14.95%	51,775	14.97%
Reprice/mature after 6 months through one year	17,313	12.42%	44,992	21.78%	62,305	18.01%
Reprice/mature after one year through five years	34,366	24.66%	60,398	29.23%	94,764	27.39%
Reprice/mature after five years	236	0.18%	34	0.01%	270	0.08%
Total	$ 139,357	100.00%	$206,611	100.00%	$345,968	100.00%

As of December 31, 2003, long term and short term borrowings had the following items remaining to contractual maturity.

(Dollars in thousands)	Due in three months or less	Due after three months through one year	Due after one year through five years	Due after five years	Total
Reverse repurchase agreements	$ -	$ 5,027	$ -	$ -	$ 5,027
Long-term borrowings (1)	-	12,500	65,500	-	78,000
Total borrowings	$ -	$ 17,527	$ 65,500	$ -	$ 83,027

(1) Based on contractual maturities, and may vary based on possible call dates.

Capital Resources

The Federal Reserve and FDIC have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk. The Federal Reserve and FDIC risk-based capital guidelines require banks and bank holding companies to have a ratio of tier one capital to total risk-weighted assets of at least 4% and a ratio of total capital to total risk-weighted assets of 8% or greater. In addition, the leverage ratio of tier one capital to total assets less intangibles is required to be at least 3%. See "Liquidity and Sources of Funds" for further discussion on impact of trust preferred securities on capital adequacy requirements. As of December 31, 2003, Bancorp and the Bank are considered "Well Capitalized" under the regulatory risk based capital guidelines.

Stockholders' equity was $140.1 million at December 31, 2003, compared to $133.4 million at December 31, 2002, an increase of $6.7 million, or 5%, over that period of time. At December 31, 2003, stockholders' equity, as a percentage of total assets, was 8.42%, compared to 8.70% at December 31, 2002. The change in equity to assets was primarily a result of asset growth and stockholders' equity increasing slightly less due to the net effect of income recognition, plus cash from the exercise of stock options, less dividends and stock repurchased, and the change in net value of the available for sale investment portfolio.

As the following table indicates, Bancorp currently exceeds the regulatory minimum capital ratio requirements.

(Dollars in thousands)	December 31, 2003	
	Amount	Ratio
Tier 1 capital	$ 156,116	10.62%
Tier 1 capital minimum requirement	58,824	4.00%
Excess Tier 1 capital	$ 97,292	6.62%
Total capital	$ 174,246	11.85%
Total capital minimum requirement	117,648	8.00%
Excess total capital	$ 56,598	3.85%
Risk-adjusted assets	$ 1,470,601	
Leverage ratio		9.45%
Minimum leverage requirement		3.00%
Excess leverage ratio		6.45%
Adjusted total assets	$ 1,651,518	

In December 1998, Bancorp announced a stock repurchase program associated with its stock option plans. Under this plan the Company repurchased .9 million shares for $12.8 million or $13.86 per share through July of 2000, when activity under this plan was discontinued. This stock repurchase plan was formally cancelled in September 2002.

In July 2000, Bancorp announced a stock repurchase program that was expanded in September 2000, June 2001, and again in September 2002. Under this plan, the Company can buy up to 2.88 million shares of the Company's common stock, including completed purchases. The Company intends to use existing funds and/or long-term borrowings to finance the repurchases. Total shares available for repurchase under this plan were approximately 320,000 at December 31, 2003. The following table presents information with respect to Bancorp's July 2000 stock repurchase program.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Year ended 2000	573	$5,264	$9.19
Year ended 2001	534	6,597	12.35
Year ended 2002	866	13,081	15.11
Year ended 2003	587	10,461	17.81
Plan to date total	2,560	$35,403	$13.83

Liquidity and Sources of Funds

The Bank's primary sources of funds are customer deposits, maturities of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, net income, advances from the FHLB, and the use of Federal Funds markets. The holding company specifically relies on dividends from the Bank and proceeds from the issuance of trust preferred securities to fund dividends to stockholders and stock repurchases.

At December 31, 2003, three wholly-owned subsidiary grantor trusts established by Bancorp had issued $20 million of pooled trust preferred securities. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts use the net proceeds from the offering to purchase a like amount of Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Junior Subordinated Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of current trust preferred securities at December 31, 2003.

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type (1)	Initial rate	Rate at 12/31/03	Maturity date
West Coast Statutory Trust I	December 2001	$5,000	Variable	5.60%	4.77%	December 2031
West Coast Statutory Trust II	June 2002	$7,500	Variable	5.34%	4.62%	June 2032
West Coast Statutory Trust III	September 2003	$7,500	Fixed	6.75%	6.75%	September 2033

(1) The variable rate preferred securities reprice quarterly.

The total amount of trust preferred securities outstanding at December 31, 2003, and 2002, was $20 million and $12.5 million, respectively. The interest rates on the trust preferred securities issued in December 2001, and June 2002 reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate. In connection with these two variable rate offerings, Bancorp entered into swap agreements that will result in a fixed interest rate on the securities for five years, equal to 8.62% and 8.14%, respectively. The Company has the right to redeem the debentures of the December 2001 issuance in December 2006; the June 2002 issuance in June 2007 and the September 2003 issuance in September 2008.

On July 2, 2003, the Federal Reserve Bank issued Supervisory Letter SR 03-13 clarifying that Bank Holding Companies should continue to report trust preferred securities in accordance with current Federal Reserve Bank instructions which allows trust preferred securities to be counted in Tier 1 capital subject to certain limitations. The Federal Reserve has indicated it will review the implications of any accounting treatment changes and, if necessary or warranted, will provide appropriate guidance. For additional information regarding trust preferred securities, this discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report including the Footnote 7, "Junior Subordinated debentures and mandatorily redeemable trust preferred securities."

Scheduled loan repayments are a relatively stable sources of funds, while deposit inflows and unscheduled loan prepayments are not. Deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors.

Deposits are the primary source of new funds. Total deposits were $1.4 billion at December 31, 2003, up from $1.3 billion at December 31, 2002. Brokered deposits are generally not accepted, and we have none outstanding at December 31, 2003. We have attempted to attract deposits in our market areas through competitive pricing and delivery of quality products.

Management expects to continue relying on customer deposits, maturity of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, net income, Federal Funds markets, advances from the FHLB, and other borrowings to provide liquidity. Management may also consider engaging in further offerings of trust preferred securities if the opportunity presents an attractive means of raising funds in the future. Although deposit balances at times have shown historical growth, such balances may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, competition, customer management of cash resources and other factors. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities or repricing intervals of assets. The sources of such funds will include Federal Funds purchased, reverse repurchase agreements and borrowings from the FHLB.

Bancorp is party to many contractual financial obligations, including repayment of borrowings, operating lease payments and commitments to extend credit. The table below presents certain future financial obligations.

(Dollars in thousands)	Payments due within time period at December 31, 2003				
	0-12 Months	1-3 Years	4-5 Years	Due After Five Years	Total
Reverse repurchase agreements	$ 5,027	$ -	$ -	$ -	$ 5,027
Operating leases	2,151	3,579	3,158	10,932	19,820
Junior subordinated debentures	-	-	20,000	-	20,000
Long-term borrowings	12,500	45,500	20,000	-	78,000
Total	$ 19,678	$ 49,079	$ 43,158	$ 10,932	$ 122,847

At December 31, 2003, Bancorp had commitments to extend credit of $427 million compared to $343 million at December 31, 2002. For additional information regarding future financial commitments, this discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report including Footnote 18 "Financial instruments with off-balance sheet risk."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. Interest rate, credit and operations risks are the most significant market risks impacting our performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities. We rely on loan reviews, prudent loan underwriting standards and an adequate allowance for loan loss to mitigate credit risk. Interest rate risk is reviewed at least quarterly by the Asset Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO manages our balance sheet to maintain the forecasted impact of interest rates on net interest income and present value of equity within acceptable ranges despite unforeseeable changes in interest rates.

Asset/liability management simulation models are used to measure interest rate risk. The models quantify interest rate risk through simulating forecasted net interest income over a 12-month time horizon under various rate scenarios, as well as monitoring the change in the present value of equity under the same rate scenarios. The present value of equity is defined as the difference between the market value of current assets less current liabilities. By measuring the change in the present value of equity under different rate scenarios, management is able to identify interest rate risk that may not be evident in simulating changes in forecasted net interest income.

The following tables show the approximate percentage change in forecasted net interest income over a 12-month period and the percentage change in the present value of equity under several rate scenarios. For the net interest income analysis, three rate scenarios provided by Global Insight, an outside economic service, are compared to a stable (flat) rate scenario:

	Actual rates December 2003	Base Case 2004 (average)	Declining Rates 2004 (average)	Rising Rates 2004 (average)
Federal Funds Rate	1.00%	1.30%	.57%	3.07%
Prime Rate	4.00%	4.30%	3.57%	6.06%
Treasury Yield Curve Spread 10-year to 3 month	336 basis points	353 basis points	281 basis points	220 basis points

Stable rate scenario compared to:	Percent Change in Net Interest Income
Rising	+3.4%
Base Case	+.5%
Falling	-.8%

As illustrated in the above table, at December 31, 2003, we estimate our balance sheet was slightly asset sensitive over a 12 month horizon, meaning that interest earning assets mature or reprice more quickly than interest-bearing liabilities in a given period. Therefore, a significant decrease in market rates of interest could adversely affect net interest income, while an increase in market rates may increase net interest income. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

For the present value of equity analysis, the results are compared to the net present value of equity using the yield curve as of December 31, 2003. This curve is then shifted up and down and the net present value of equity is computed. In the -100 basis point scenarios, rates were not allowed to decline below zero. This table does not include flattening or steepening yield curve effects. Readers are referred to management's "Forward Looking Statement Disclosure" in connection with this discussion of market risks faced by Bancorp.

December 31, 2003 Change in Interest Rates	Percent Change in Present Value of Equity
Up 200 basis points	-11.4%
Up 100 basis points	-5.5%
Down 100 basis points	+3.0%

It should be noted that the simulation model does not take into account future management actions that could be undertaken, should a change occur in actual market interest rates during the year. Also, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. These include important assumptions regarding the level of interest rates and balance changes on deposit products that do not have stated maturities, as well as the relationship between loan yields and deposit rates relative to market interest rates. These assumptions have been developed through a combination of industry standards and future expected pricing behavior but could be significantly influenced by future competitor pricing behavior. The model also includes assumptions about changes in the composition or mix of the balance sheet. The results derived from the simulation model could vary significantly due to external factors such as changes in the prepayment assumptions, early withdrawals of deposits and competition. Any merger activity will also have an impact on the asset/liability position as new assets are acquired and added.

Interest Rate Sensitivity (Gap) Table

The primary objective of our asset/liability management is to maximize net interest income while maintaining acceptable levels of interest-rate sensitivity. We seek to meet this objective through influencing the maturity and repricing characteristics of our assets and liabilities.

The following table sets forth the estimated maturity and repricing and the resulting interest rate gap between interest earning assets and interest bearing liabilities at December 31, 2003. The amounts in the table are derived from internal data from the Bank based on maturities and next repricing dates including contractual repayments.

(Dollars in thousands)	Estimated Maturity or Repricing at December 31, 2003				
	0-3 Months	4-12 Months	1-5 Years	Due After Five Years	Total
Interest Earning Assets:					
Interest earning balances due from banks	$ 38	$ -	$ -	$ -	$ 38
Federal funds sold	3,510	-	-	-	3,510
Trading assets	991	-	-	-	991
Investments available for sale(1)(2)	27,031	85,748	167,912	41,279	321,970
Loans held for sale	4,729	-	-	-	4,729
Loans, including fees	331,342	379,978	456,048	53,513	1,220,881
Total interest earning assets	$ 367,641	$ 465,726	$ 623,960	$ 94,792	1,552,119
Allowance for loan loss					(18,131)
Cash and due from banks					59,956
Other assets					68,938
Total assets					$ 1,662,882
Interest Bearing Liabilities:					
Savings and interest bearing demand deposits(3)	$ 82,940	$ 247,768	$ 372,583	$ 38,989	$ 742,280
Certificates of deposit	136,854	114,080	94,764	270	345,968
Borrowings (2)	5,027	12,500	65,500	-	83,027
Junior subordinated debentures	-	-	20,000	-	20,000
Total interest bearing liabilities	$ 224,821	$ 374,348	$ 552,847	$ 39,259	1,191,275
Other liabilities					331,554
Total liabilities					1,522,829
Stockholders' equity					140,053
Total liabilities & stockholders' equity					$ 1,662,882
Interest sensitivity gap	$ 142,820	$ 91,378	$ 71,113	$ 55,533	$ 360,844
Cumulative interest sensitivity gap	$ 142,820	$ 234,198	$ 305,311	$ 360,844	
Cumulative interest sensitivity gap as a percentage of total assets	9%	14%	18%	22%	

(1) Equity investments have been placed in the 0-3 month category.
(2) Repricing is based on anticipated call dates, and may vary from contractual maturities.
(3) Repricing is based on estimated average lives.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that rate risk is best measured by simulation modeling as opposed to measuring interest rate risk through interest rate gap measurement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related documents are set forth in this Annual Report on Form 10-K on the pages indicated:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of West Coast Bancorp
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Coast Bancorp and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2004

WEST COAST BANCORP
CONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2003	2002
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	$ 59,956	$ 55,026
Interest-bearing deposits in other banks	38	2,316
Federal funds sold	3,510	391
Total cash and cash equivalents	63,504	57,733
Trading assets	991	967
Investment securities available for sale, at fair value (amortized cost: $316,237 and $257,954)	321,970	266,407
Loans held for sale	4,729	10,924
Loans	1,220,881	1,159,915
Allowance for loan loss	(18,131)	(16,838)
Loans, net	1,202,750	1,143,077
Premises and equipment, net	27,176	26,609
Intangible assets	865	1,218
Bank owned life insurance	18,062	1,757
Other assets	22,835	23,635
Total assets	$ 1,662,882	$ 1,532,327
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 316,611	$ 275,724
Savings and interest-bearing demand	742,280	619,502
Certificates of deposit	345,968	371,227
Total deposits	1,404,859	1,266,453
Short-term borrowings	5,027	9,902
Long-term borrowings	78,000	98,000
Junior subordinated debentures	20,000	-
Mandatorily redeemable trust preferred securities	-	12,500
Other liabilities	14,943	12,085
Total liabilities	1,522,829	1,398,940
Commitments and contingent liabilities (Note 8)		
STOCKHOLDERS' EQUITY:		
Preferred stock: no par value, none issued; 10,000,000 shares authorized	-	-
Common stock: no par value, 55,000,000 shares authorized; 15,075,875 and 15,325,937 shares issued and outstanding, respectively	18,845	19,158
Additional paid-in capital	66,462	72,279
Retained earnings	52,916	38,047
Deferred compensation	(1,242)	(671)
Accumulated other comprehensive income	3,072	4,574
Total stockholders' equity	140,053	133,387
Total liabilities and stockholders' equity	$ 1,662,882	$ 1,532,327

See notes to consolidated financial statements

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (In thousands, except per share amounts)	2003	2002	2001
INTEREST INCOME:			
Interest and fees on loans	$ 77,321	$ 82,989	$ 86,083
Interest on taxable investment securities	8,891	9,245	10,014
Interest on nontaxable investment securities	3,257	3,540	3,841
Interest on deposits in other banks	76	110	247
Interest on federal funds sold	133	144	92
Total interest income	89,678	96,028	100,277
INTEREST EXPENSE:			
Savings and interest-bearing demand	4,492	7,076	13,516
Certificates of deposit	10,639	14,243	20,647
Short-term borrowings	277	329	2,109
Long-term borrowings	4,023	6,122	4,285
Mandatorily redeemable trust preferred securities and junior subordinated debentures	1,208	762	15
Total interest expense	20,639	28,532	40,572
NET INTEREST INCOME	69,039	67,496	59,705
Provision for loan loss	3,800	4,979	3,282
Net interest income after provision for loan loss	65,239	62,517	56,423
NONINTEREST INCOME:			
Service charges on deposit accounts	6,960	6,352	6,094
Other service charges, commissions and fees	6,577	5,099	4,731
Trust revenue	1,776	1,683	1,742
Gains on sales of loans	5,124	4,024	3,671
Bank owned life insurance	827	227	-
Other	590	1,309	793
Net gains on sales of securities	192	-	-
Total noninterest income	22,046	18,694	17,031
NONINTEREST EXPENSE:			
Salaries and employee benefits	32,487	29,499	26,070
Equipment	5,139	5,100	5,470
Occupancy	4,901	4,642	4,388
Check and other transaction processing	2,778	2,572	2,583
Professional fees	2,314	1,834	1,738
Courier and postage	1,953	1,948	1,908
Marketing	2,047	2,018	1,757
Other loan expense	1,624	1,276	
Communications	1,166	1,100	1,282
Other taxes and insurance	700	721	837
Printing and office supplies	637	710	770
Kiting charge	-	-	1,945
Other noninterest expense	2,404	2,598	3,251
Total noninterest expense	58,150	54,018	51,999
INCOME BEFORE INCOME TAXES	29,135	27,193	21,455
PROVISION FOR INCOME TAXES	9,338	8,990	6,695
NET INCOME	$ 19,797	$ 18,203	$ 14,760
Basic earnings per share	$1.31	$1.17	$0.92
Diluted earnings per share	$1.26	$1.13	$0.90
Weighted average common shares	15,077	15,575	16,126
Weighted average diluted shares	15,674	16,069	16,453

See notes to consolidated financial statements

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 19,797	$ 18,203	$ 14,760
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	2,831	3,226	3,702
(Increase) decrease in net deferred tax assets	(1,681)	1,148	1,110
Write-down of buildings/equipment	-	613	-
Amortization of intangibles	353	357	375
Net gains on sales of available for sale securities	(192)	-	-
Provision for loan loss	3,800	4,979	3,282
(Increase) decrease in interest receivable	(38)	735	1,578
(Increase) decrease in other assets	2,519	(4,830)	420
Gain on sale of loans	5,124	4,024	3,671
Origination of loans held for sale	(188,825)	(135,590)	(91,396)
Proceeds from sales of loans held for sale	189,896	134,665	77,123
Decrease in interest payable	(342)	(219)	(658)
Increase (decrease) in other liabilities	3,200	(985)	3,312
Increase in cash surrender value of bank owned life insurance	(743)	-	-
Gain on benefit of proceeds from bank owned life insurance	(202)	-	-
Stock based compensation expense	679	566	582
Tax benefit associated with stock options	732	301	185
(Increase) decrease in trading assets	(24)	125	(213)
Net cash provided by operating activities	36,884	27,318	17,833
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of available for sale securities	118,188	71,138	119,364
Proceeds from sales of available for sale securities	4,158	-	-
Purchase of available for sale securities	(179,219)	(90,695)	(113,994)
Purchase of bank owned life insurance	(16,000)	-	-
Proceeds from death benefit paid on bank owned life insurance	640	-	-
Loans made to customers greater than principal collected on loans	(63,473)	(78,258)	(87,112)
Net capital expenditures	(3,398)	(1,332)	(4,280)
Net cash used in investing activities	(139,104)	(99,147)	(86,022)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand, savings and interest bearing transaction accounts	163,665	100,711	98,638
Net decrease in certificates of deposit	(25,259)	(5,691)	(3,813)
Proceeds from issuance of junior subordinated debentures	7,500	7,500	5,000
Proceeds from issuance of long-term borrowings	5,000	60,000	80,500
Repayment of long-term borrowings	(25,000)	(52,500)	(35,022)
Net decrease in short-term borrowings	(4,875)	(16,786)	(74,738)
Repurchase of common stock	(10,461)	(13,081)	(6,597)
Net proceeds from issuance of common stock	2,349	1,147	813
Dividends paid and cash paid for fractional shares	(4,928)	(4,699)	(4,465)
Net cash provided by financing activities	107,991	76,601	60,316
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,771	4,772	(7,873)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	57,733	52,961	60,834
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 63,504	$ 57,733	$ 52,961
Supplemental cash flow information:			
Cash paid in the year for:			
Interest	$ 20,981	$ 28,750	$ 41,230
Income taxes	$ 9,158	$ 6,070	$ 8,989

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Shares and Dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, January 1, 2001	16,415	$ 20,518	$ 87,364	$ 14,248	$ (1,032)	$ 171	$ 121,269
Comprehensive income:							
Net income	-	-	-	14,760	-	-	$ 14,760
Other comprehensive income, net of tax:							
Net unrealized investment gains	-	-	-	-	-	2,243	2,243
Other comprehensive income, net of tax							2,243
Comprehensive income							$ 17,003
Cash dividends, $.28 per common share	-	-	-	(4,465)	-	-	(4,465)
Issuance of common stock pursuant to option plans	138	172	923	-	-	-	1,095
Redemption of stock pursuant stock plans	(28)	(32)	(250)	-	-	-	(282)
Issuance of common stock pursuant to restricted stock plans	34	42	386	-	(428)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	582	-	582
Common stock repurchased and retired	(534)	(668)	(5,929)		-	-	(6,597)
Tax benefit associated with stock options	-	-	185	-	-	-	185
BALANCE, December 31, 2001	16,025	20,032	82,679	24,543	(878)	2,414	128,790
Comprehensive income:							
Net income	-	-	-	18,203	-	-	$ 18,203
Other comprehensive income, net of tax:							
Net unrealized investment/derivative gains	-	-	-	-	-	2,160	2,160
Other comprehensive income, net of tax							2,160
Comprehensive income							$ 20,363
Cash dividends, $.30 per common share	-	-	-	(4,699)	-	-	(4,699)
Issuance of common stock pursuant to option plans	164	205	1,272	-	-	-	1,477
Redemption of stock pursuant to stock plans	(35)	(44)	(464)	-	18	-	(490)
Activity in Deferred Compensation Plan	13	16	144	-	-	-	160
Issuance of common stock pursuant to restricted stock plans	25	31	346	-	(377)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	566	-	566
Common stock repurchased and retired	(866)	(1,082)	(11,999)		-	-	(13,081)
Tax benefit associated with stock options	-	-	301	-	-	-	301
BALANCE, December 31, 2002	15,326	19,158	72,279	38,047	(671)	4,574	133,387
Comprehensive income:							
Net income	-	-	-	19,797	-	-	$ 19,797
Other comprehensive income, net of tax:							
Net unrealized investment/derivative losses	-	-	-	-	-	(1,502)	(1,502)
Other comprehensive income, net of tax							(1,502)
Comprehensive income							$ 18,295
Cash dividends, $.32 per common share	-	-	-	(4,928)	-	-	(4,928)
Issuance of common stock pursuant to option plans	291	363	2,500	-	-	-	2,863
Redemption of stock pursuant to stock plans	(29)	(36)	(457)	-	27	-	(466)
Activity in Deferred Compensation Plan	(3)	(3)	(45)	-	-	-	(48)
Issuance of common stock pursuant to restricted stock plans	78	97	1,180	-	(1,277)	-	-
Amortization of deferred compensation restricted stock	-	-	-	-	679	-	679
Common stock repurchased and retired	(587)	(734)	(9,727)	-	-	-	(10,461)
Tax benefit associated with stock options	-	-	732	-	-	-	732
BALANCE, December 31, 2003	15,076	$ 18,845	$ 66,462	$ 52,916	$ (1,242)	$ 3,072	$ 140,053

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of West Coast Bancorp ("Bancorp" or "the Company"), which operates its wholly-owned subsidiaries, West Coast Bank (the "Bank"), West Coast Trust, Centennial Funding Corporation, Eld, Inc., and Totten, Inc., after elimination of intercompany transactions and balances. In accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities", West Coast Statutory Trust I, II, and III are considered related parties to West Coast Bancorp and their financial results are not consolidated in West Coast Bancorp's financial statements effective December 31, 2003. Certain reclassifications of prior year amounts have been made to conform to current classifications.

Nature of Operations. West Coast Bancorp's activities include offering a full range of financial services through 48 branch and mortgage offices in western Oregon and Washington. West Coast Trust provides agency, trust and related services.

Trading Assets. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Trading assets held at December 31, 2003 and 2002 are related solely to assets held in a Rabbi Trust for benefit of the Company's deferred compensation plans.

Investment Securities. Investment securities are classified as either available for sale or held to maturity. For purposes of computing gains and losses, cost of securities sold is determined using the specific identification method. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, added to or deducted directly from stockholders' equity. Held to maturity securities are carried at amortized cost. The Company does not have any held to maturity securities as of December 31, 2003 or 2002.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or market. Market value is determined in the aggregate. When a loan is sold, the gain is recognized in the consolidated statement of income as the proceeds less the book value of the loan including unamortized fees and capitalized direct costs. In addition, we originate loans to customers under Small Business Administration ("SBA") programs that generally provide for SBA guarantees of 70% to 90% of each loan. We periodically sell the guaranteed portion of certain SBA loans to investors and retain the unguaranteed portion and servicing rights in our loan portfolio. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a straight-line method over the anticipated lives of the pool of SBA loans.

Loans. Loans are reported net of unearned income. Interest income on loans is accrued daily on the principal balance outstanding. Loan and commitment fees and the direct cost of originating a loan are deferred and recognized over the life of the loan and/or commitment period as yield adjustments. Generally, no interest is accrued on loans when factors indicate collection of interest is doubtful or when the principal or interest payment becomes 90 days past due. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. Loans that are currently measured at fair value or at lower of cost or fair value, leases and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment are excluded.

Allowance for Loan Loss. The allowance for loan loss is based on management's estimates. Management determines the adequacy of the allowance for loan loss based on evaluations of the loan portfolio, recent loss experience, and other factors, including economic conditions. The Company determines the amount of the allowance for loan loss required for certain sectors based on relative risk characteristics of the loan portfolio and other financial instruments with credit exposure. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the periods in which they become known. The allowance for loan loss is increased by provisions for loan losses in operating earnings. Losses are charged to the allowance while recoveries are credited to the allowance.

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 40 years. Improvements are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance, and improvements are charged to operations as incurred. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts. Related gain or loss, if any, is recorded in current operations.

Servicing of Financial Assets. Bancorp originates loans under SBA loan programs. Bancorp periodically sells such loans, and retains servicing rights on the loans originated and sold. The fair value of the servicing rights are determined based upon discounted cash flow analysis and such servicing rights are being amortized in proportion to, and over the period of, estimated future net servicing income. The servicing rights are periodically evaluated for impairment. No impairment was recognized during 2003, 2002, or 2001.

Intangible Assets. Intangible assets are composed of deposit premiums of $.9 million and $1.2 million (net of accumulated amortization of $2.4 million and $2.1 million) at December 31, 2003 and 2002, respectively. These deposit premiums are being amortized over a ten-year period.

Other Borrowings. Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the transaction date. Other long-term borrowed funds extend beyond one year.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in Bancorp's income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale as well as value changes in interest rate swaps accounted for as hedges. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Trust Department Assets. Assets (other than cash deposits) held by West Coast Trust in fiduciary or agency capacities for its trust customers are not included in the accompanying consolidated balance sheets, since such items are not assets of West Coast Trust.

Supplemental Cash Flow Information. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Use Of Estimates In The Preparation Of Financial Statements. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This statement is effective for fiscal years ending after December 15, 2002. The provisions of SFAS No. 148 have not impacted our results of operations or financial condition.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, for certain decisions made by the FASB and to incorporate clarifications of the definition of a derivative. Management does not expect that the provisions of SFAS No. 149 will impact our results of operations or financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact our results of operations or financial condition.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 is an interpretation of FASB Statements No. 5, 57 and 107 and rescinds FIN No. 35. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The disclosure requirements in this Interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the provisions of FIN No. 45. The provisions of FIN 45 did not materially impact our results of operations or financial condition.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires a variable interest entity to be consolidated by the primary beneficiary of that entity. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003, and apply to existing entities for the first fiscal year or interim period beginning after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has adopted the provisions of FIN No. 46. In accordance with FIN No. 46, West Coast Statutory Trust I, II, and III are considered related parties to West Coast Bancorp and their financial results are not consolidated in West Coast Bancorp's financial statements.

Accounting for Stock-Based Compensation. At December 31, 2003, Bancorp has multiple stock option plans, which are described in Note 16. Bancorp accounts for its stock option plans using the intrinsic value method under Accounting Principles Board ("APB") Opinion 25, under which no compensation cost has been recognized in the periods presented. All options granted under our stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method established in SFAS No. 123, Accounting for Stock-Based Compensation had been applied to all outstanding and unvested awards in each period.

(Dollars in thousands, except per share data)	Year ended December 31		
	2003	2002	2001
Net income, as reported	$ 19,797	$ 18,203	$ 14,760
Deduct: Total stock-based compensation expense determined under fair value based method for all options, net of related tax effects	(793)	(773)	(633)
Pro forma net income	$ 19,004	$ 17,430	$ 14,127
Earnings per share:			
Basic-as reported	$ 1.31	$ 1.17	$ 0.92
Basic-proforma	$ 1.26	$ 1.12	$ 0.88
Diluted-as reported	$ 1.26	$ 1.13	$ 0.90
Diluted-proforma	$ 1.21	$ 1.08	$ 0.86

2. INVESTMENT SECURITIES

The following table presents the investment portfolio as of December 31, 2003 and 2002:

(Dollars in thousands) December 31, 2003	AVAILABLE FOR SALE Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Government agency securities	$ 107,339	$ 1,345	$ (402)	$ 108,282
Corporate securities	23,552	549	-	24,101
Mortgage-backed securities	94,497	547	(236)	94,808
Obligations of state and political subdivisions	76,202	3,935	(55)	80,082
Equity and other securities	14,647	50	-	14,697
Total	$ 316,237	$ 6,426	$ (693)	$ 321,970

(Dollars in thousands) December 31, 2002	AVAILABLE FOR SALE Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 5,500	$ 83	$ -	$ 5,583
U.S. Government agency securities	64,461	2,051	(29)	66,483
Corporate securities	21,682	815	-	22,497
Mortgage-backed securities	67,921	1,317	(4)	69,234
Obligations of state and political subdivisions	83,372	4,243	(23)	87,592
Equity and other securities	15,018	-	-	15,018
Total	$ 257,954	$ 8,509	$ (56)	$ 266,407

Gross realized gains in 2003, 2002 and 2001 were $192,000, $0, and $0, respectively. There were no gross realized losses in 2003, 2002, or 2001. Securities with a fair value of approximately $38.8 million and $34.3 million were pledged to secure public deposits at December 31, 2003 and 2002, respectively. In addition, Bancorp pledged $5.1 million and $10.1 million of U.S. government agency securities at December 31, 2003 and 2002, respectively, to secure borrowings under reverse repurchase agreements. Under regulatory guidelines, no outstanding mortgage-backed securities were classified as high risk at December 31, 2003 or 2002.

The following table provides information on unrealized losses in the investment securities portfolio at December 31, 2003:

(Dollars in thousands) December 31, 2003	Amortized cost of securities with an unrealized loss less than 12 continuous months	Fair value of securities with an unrealized loss less than 12 continuous months	Unrealized Gross Losses
U.S. Government agency securities	$ 28,437	$ 28,035	$ (402)
Mortgage-backed securities	52,799	52,563	(236)
Obligations of state and political subdivisions	4,141	4,086	(55)
Total	$ 85,377	$ 84,684	$ (693)

There are no investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio at December 31, 2003. At December 31, 2003 there were approximately 40 securities with an unrealized loss of $.7 million, or an average loss of $18,000 per security. The impairment on these fixed income securities is due to an increase in interest rates subsequent to their purchase. The fair value of these securities will fluctuate as market interest rates change.

3. MATURITIES OF INVESTMENT SECURITIES

The follow table presents the maturities of the investment portfolio at December 31, 2003:

(Dollars in thousands)	Available for sale	
December 31, 2003	Amortized cost	Fair value
U.S. Government agency securities:		
One year or less	$ 6,880	$ 7,149
After one year through five years	74,975	75,600
After five through ten years	25,484	25,533
	107,339	108,282
Corporate Securities:		
One year or less	5,003	5,132
After one year through five years	6,307	6,666
After five through ten years	4,242	4,303
Due after ten years	8,000	8,000
Total	23,552	24,101
Obligations of state and political subdivisions:		
One year or less	8,367	8,525
After one year through five years	34,435	36,565
After five through ten years	30,251	31,858
Due after ten years	3,149	3,134
Total	76,202	80,082
Sub-total	207,093	212,465
Mortgage-backed securities	94,497	94,808
Equity investments and other securities	14,647	14,697
Total securities	$ 316,237	$ 321,970

4. LOANS AND ALLOWANCE FOR LOAN LOSS

The following table presents the loan portfolio as of December 31, 2003 and 2002:

(Dollars in thousands)	December 31,	
	2003	2002
Commercial loans	$ 236,949	$ 205,725
Real estate – construction	112,732	121,711
Real estate – mortgage	179,331	148,350
Real estate – commercial	652,882	637,978
Installment and other consumer	38,987	46,151
Total loans	1,220,881	1,159,915
Allowance for loan loss	(18,131)	(16,838)
Total loans, net	$ 1,202,750	$ 1,143,077

4. LOANS AND ALLOWANCE FOR LOAN LOSS (Continued)

The following is an analysis of the changes in the allowance for loan loss:

(Dollars in thousands)	Year Ending December 31,		
	2003	2002	2001
Balance, beginning of period	$ 16,838	$ 15,252	$ 14,244
Provision for loan loss	3,800	4,979	3,282
Losses charged to the allowance	(3,098)	(3,680)	(2,550)
Recoveries credited to the allowance	591	287	276
Balance, end of period	$ 18,131	$ 16,838	$ 15,252

Loans on which the accrual of interest has been discontinued, amounted to approximately $2.7 million, $5.1 million and $6.4 million at December 31, 2003, 2002, and 2001, respectively. Interest income foregone on non-accrual loans was approximately $231,000, $314,000 and $533,000 in 2003, 2002, and 2001, respectively.

At December 31, 2003 and 2002, Bancorp's recorded investment in certain loans that were considered to be impaired was $2.6 million and $4.9 million, respectively, all of which was classified as non-performing. Of these impaired loans, $181,000 and $0 had a specific related valuation allowance of $95,000 and $0, respectively, while $2.4 million and $4.9 million did not require a specific valuation allowance. The balance of the allowance for loan loss in excess of these specific reserves is available to absorb the inherent losses from all loans in the portfolio. The average recorded investment in impaired loans for the years ended December 31, 2003, 2002, and 2001 was approximately, $4.0 million, $5.2 million and $6.2 million, respectively. For the years ended December 31, 2003, 2002 and 2001, interest income recognized on impaired loans totaled $193,000, $17,000 and $12,000, respectively, all of which was recognized on a cash basis.

The Bank makes commercial and residential loans to customers primarily throughout Oregon and Washington. Although the Bank has a diversified loan portfolio, a substantial portion of the portfolio belongs to debtors whose ability to honor their contracts is dependent upon the economies of Oregon and/or Washington.

As of December 31, 2003 and 2002, the Bank had loans to persons serving as directors, officers, principal stockholders and their related interests totaling $5.9 million and $5.4 million, respectively. These loans were made substantially on the same terms, including interest rates, maturities and collateral as those made to other customers of the Bank.

The following table presents a summary of loans made to directors, officers, principal stockholders and their related interests, of the Company:

(Dollars in thousands)	December 31,	
	2003	2002
Balance, beginning of period	$ 5,440	$ 13,968
New loans and advances	4,208	1,627
Principal payments and payoffs	(3,715)	(10,155)
Balance, end of period	$ 5,933	$ 5,440

5. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Land	$ 4,796	$ 4,796
Buildings and improvements	23,523	22,881
Furniture and equipment	24,103	22,432
Construction in progress	80	37
	52,502	50,146
Accumulated depreciation	(25,326)	(23,537)
Total	$ 27,176	$ 26,609

Depreciation included in net occupancy and equipment expense amounted to $2.8 million, $3.2 million and $3.7 million for the years ended December 31, 2003, 2002, and 2001, respectively. The Company periodically reviews the recorded value of its long-lived assets, specifically premises and equipment, to determine whether impairment exists. During the first quarter of 2002, the Company disposed of antiquated computer and printer related equipment with a net book value of $258,000. In 2002, the Company also sold a house and an administration building in Shelton, Washington. A branch location in Lincoln County, Oregon was also examined and found to be impaired under the guidance provided in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The amount of impairment loss relating to this building was $355,000. The Company recognized a total of $613,000 of expenses in other noninterest expense related to these fixed asset write-offs and impairment charges in 2002. The fair value of the properties was based on pending sale prices and independent appraisals. No impairment write-downs occurred in 2003 or 2001.

6. BORROWINGS

Borrowings consist of the following:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 5,027	$ 9,902
Long-term borrowings:		
FHLB advances	78,000	98,000
Total borrowings	$ 83,027	$ 107,902

Short-term borrowings generally consist of Federal Home Loan Bank of Seattle ("FHLB") borrowings, security reverse repurchase agreements and Federal Funds Purchased overnight from correspondent banks. At December 31, 2003, Bancorp had $5.0 million in reverse repurchase agreements maturing in March 2004, with a rate of 1.12%. Bancorp had no outstanding Federal Funds purchased at December 31, 2003 and 2002.

Securities sold under agreements to repurchase with an amortized cost of $5.0 million and $9.9 million at December 31, 2003 and 2002 were collateralized by available for sale securities held in Bancorp's portfolio.

Long-term borrowings at December 31, 2003 consist of notes with fixed maturities, balloon payments and putable advances with the FHLB totaling $78.0 million. Total long-term borrowings with fixed maturities were $68.0 million with rates ranging from 2.21% to 5.63%. Bancorp's putable advances total $10.0 million with an original term of five years and quarterly put options and final maturity in June 2005; the rate on this advance is currently 6.84%. Principal payments due on Bancorp's long-term borrowings at December 31, 2003 are $12.5 million in 2004, $25 million in 2005, $20.5 million in 2006, and $20 million in 2007, with no balances due thereafter.

6. BORROWINGS (Continued)

Long-term borrowings at December 31, 2002 consisted of notes with fixed maturities, balloon payments and putable advances with the FHLB totaling $98.0 million. Total long-term borrowings with fixed maturities were $88.0 million with rates ranging from 1.82% to 5.63%. Bancorp's putable advances totaled $10.0 million with an original term of five years with quarterly put options and final maturity in June 2005.

FHLB advances are collateralized as provided for in the advance, pledge and security agreements with the FHLB, by certain investment and mortgage-backed securities, stock owned by Bancorp including deposits at the FHLB and certain loans. At December 31, 2003 the Company had additional borrowing capacity available of $172.1 million at the FHLB.

7. JUNIOR SUBORDINATED DEBENTURES AND MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

At December 31, 2003, three wholly-owned subsidiary grantor trusts established by Bancorp had issued $20 million of pooled Trust Preferred Securities ("trust preferred securities"). Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering to purchase a like amount of Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Junior Subordinated Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of current trust preferred securities at December 31, 2003:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type (1)	Initial rate	Rate at 12/31/03	Maturity date
West Coast Statutory Trust I	December 2001	$5,000	Variable	5.60%	4.77%	December 2031
West Coast Statutory Trust II	June 2002	$7,500	Variable	5.34%	4.62%	June 2032
West Coast Statutory Trust III	September 2003	$7,500	Fixed	6.75%	6.75%	September 2033

(1) The variable rate preferred securities reprice quarterly.

The total amount of trust preferred securities outstanding at December 31, 2003, and 2002, was $20 million and $12.5 million, respectively. The interest rates on the trust preferred securities issued in December 2001, and June 2002 reset quarterly and are tied to the LIBOR rate. In connection with the variable rate offerings, Bancorp entered into swap agreements that will result in a fixed interest rate on the securities for five years, equal to 8.62% and 8.14%, respectively. The Company has the right to redeem the debentures issued in the December 2001 offering in December 2006; the June 2002 offering in June 2007 and the September 2003 offering in September 2008.

Prior to the issuance of FIN No. 46, the three wholly-owned grantor trusts were considered consolidated subsidiaries of Bancorp; the $12.5 million of preferred securities as of December 31, 2002 were included in West Coast Bancorp's consolidated balance sheet in the Liabilities section, under the caption "Mandatorily redeemable trust preferred securities," and the retained common capital securities of the grantor trusts were eliminated against Bancorp's investment in the issuer trusts. Distributions on the preferred securities were recorded as interest expense on the consolidated statement of income.

With the adoption of FIN No. 46, Bancorp deconsolidated the three grantor trusts as of December 31, 2003. As a result, the junior subordinated debentures issued by Bancorp to the grantor trusts, totaling $20 million, are reflected in our consolidated balance sheet in the liabilities section at December 31, 2003, under the caption "junior subordinated debentures." We will record interest expense on the corresponding junior subordinated debentures in the consolidated statements of income. Bancorp also recorded $.6 million in other assets in the consolidated balance sheet at December 31, 2003 for the common capital securities issued by the issuer trusts.

On July 2, 2003, the Federal Reserve Bank issued Supervisory Letter SR 03-13 clarifying that Bank Holding Companies should continue to report trust preferred securities in accordance with current Federal Reserve Bank instructions which allows trust preferred securities to be counted in Tier 1 capital subject to certain limitations. The Federal Reserve has indicated it will review the implications of any accounting treatment changes and, if necessary or warranted, will provide appropriate guidance.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases land and office space under 31 leases, of which 28 are long-term noncancellable operating leases that expire between 2004 and 2021. At the end of the respective lease terms, Bancorp may renew the leases at fair rental value. At December 31, 2003, minimum future lease payments under these leases and other operating leases were:

(Dollars in thousands) Year	Minimun Future Lease Payments
2004	$ 2,151
2005	1,829
2006	1,750
2007	1,690
2008	1,468
Thereafter	10,932
Total	$ 19,820

Rental expense for all operating leases was $2,143,000, $1,969,000, and $1,712,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

On August 22, 2003, the lawsuit against the Company entitled Walter L. West, dba Walter West Construction Co. v. Jeffrey Teeny, Stephen L. Stoelk, Shauna L. Stoelk, B.A.S.S. Construction Co., Inc., and West Coast Bancorp was dismissed by the plaintiff voluntarily. In doing so, the plaintiff indicated that the action would be re-filed in another county. The plaintiff has not yet re-filed.

Bancorp is periodically party to other litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations.

9. INCOME TAXES

The provision (benefit) for income taxes for the last three years consisted of the following:

(Dollars in thousands)	Year ended December 31,		
	2003	2002	2001
Current			
Federal	$ 8,348	$ 7,255	$ 5,979
State	1,699	1,484	1,058
	10,047	8,739	7,037
Deferred			
Federal	(591)	(208)	(291)
State	(118)	(43)	(51)
	(709)	(251)	(342)
Total			
Federal	7,757	7,463	5,688
State	1,581	1,527	1,007
Total	$ 9,338	$ 8,990	$ 6,695

Net deferred taxes are included in other assets on the Company's balance sheet. The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are presented below:

(Dollars in thousands)	December 31,	
	2003	2002
Deferred tax assets:		
Allowance for loan loss	$ 7,124	$ 6,486
Net unrealized loss on derivatives-Swap	264	361
Deferred employee benefits	878	484
Other	128	-
Total deferred tax assets	8,394	7,331
Deferred tax liabilities:		
Accumulated depreciation	1,243	1,280
Federal Home Loan Bank stock dividends	1,987	1,247
Net unrealized gains on investments available for sale	2,253	3,322
Intangible assets	162	280
Other	303	437
Total deferred tax liabilities	5,948	6,566
Net deferred tax assets	$ 2,446	$ 765

The effective tax rate varies from the federal income tax statutory rate. The reasons for the variance are as follows:

(Dollars in thousands)	Year ended December 31,		
	2003	2002	2001
Expected federal income tax provision (1)	$ 10,197	$ 9,518	$ 7,509
State income tax, net of federal income tax effect	1,029	992	920
Interest on obligations of state and political subdivisions exempt from federal tax	(1,144)	(1,293)	(1,200)
Investment tax credits	(520)	(480)	(171)
Bank owned life insurance	(285)	-	-
Other, net	61	253	(363)
Total	$ 9,338	$ 8,990	$ 6,695

(1) Federal income tax provision applied at 35%.

10. STOCKHOLDERS' EQUITY AND REGULATORY REQUIREMENTS

Authorized capital of Bancorp includes 10,000,000 shares of Preferred Stock no par value, none of which were issued at December 31, 2003, or 2002. No stock dividend was declared in 2003, 2002, or 2001.

In July 2000, Bancorp announced a stock repurchase program that was expanded in September 2000, June 2001, and again in September of 2002. Under this plan, the Company can buy up to 2.88 million shares of the Company's common stock. The Company intends to use existing funds and/or long-term borrowings to finance the repurchases. Total shares available for repurchase under this plan are 320,000 at December 31, 2003. The following table presents information with respect to Bancorp's July 2002 stock repurchase program.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Year ended 2000	573	$5,264	$9.19
Year ended 2001	534	6,597	12.35
Year ended 2002	866	13,081	15.11
Year ended 2003	587	10,461	17.81
Plan to date total	2,560	$35,403	$13.83

The Federal Reserve and FDIC have established minimum requirements for capital adequacy for bank holding companies and member banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and its significant bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items. The Federal Reserve and FDIC risk based capital guidelines require banks and bank holding companies to have a ratio of tier one capital to total risk weighted assets of at least 4%, and a ratio of total capital to total risk weighted assets of 8% or greater. In addition, the leverage ratio of tier one capital to total average assets less intangibles is required to be at least 3%. Well capitalized guidelines require banks and bank holding companies to maintain tier one capital of at least 6%, total risk based capital of at least 10% and a leverage ratio of at least 5%. Bancorp and its bank subsidiary's capital components, classification, risk weightings and other factors are also subject to qualitative judgements by regulators. Failure to meet minimum capital requirements can initiate certain action by regulators that, if undertaken, could have a material effect on Bancorp's financial statements. As of December 31, 2003, Bancorp and its subsidiary bank are considered "Well Capitalized" under current risk based capital regulatory guidelines. Management believes that no events or changes in conditions have subsequently occurred which would significantly change Bancorp's capital position. Under the restrictions of maintaining adequate minimum capital, as of December 31, 2003, the Bank could have declared dividends totaling $45.2 million without obtaining prior regulatory approval.

The following table presents selected risk adjusted capital information as of December 31, 2003 and 2002:

(Dollars in thousands)	2003				2002			
	Actual		Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy	Actual		Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy
	Amount	Ratio	Amount		Amount	Ratio	Amount	
Tier 1 Capital								
West Coast Bancorp	$ 156,116	10.62%	$ 58,824	4%	$ 140,095	10.10%	$ 55,474	4%
West Coast Bank	144,583	9.84%	58,768	4%	133,958	9.66%	55,467	4%
Total Capital								
West Coast Bancorp	$ 174,246	11.85%	$ 117,648	8%	$ 156,933	11.32%	$ 110,947	8%
West Coast Bank	162,713	11.07%	117,536	8%	150,796	10.87%	110,933	8%
Leverage Ratio								
West Coast Bancorp	$ 156,116	9.45%	$ 49,546	3%	$ 140,095	9.19%	$ 45,725	3%
West Coast Bank	144,583	8.75%	49,544	3%	133,958	8.78%	45,748	3%

11. BALANCES WITH THE FEDERAL RESERVE BANK

The Bank is required to maintain cash reserves or deposits with the Federal Reserve Bank equal to a percentage of reservable deposits. The average required reserves for the Bank were $6.7 million during 2003 and $8.8 million in 2002.

12. EARNINGS PER SHARE

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations:

(Dollars and shares in thousands)	Net Income	Weighted Average Shares	Per Share Amount
	For the year ended December 31, 2003		
Basic earnings	$ 19,797	15,077	$ 1.31
Stock options		561	
Restricted stock		36	
Diluted earnings	$ 19,797	15,674	$ 1.26
	For the year ended December 31, 2002		
Basic earnings	$ 18,203	15,575	$ 1.17
Stock options		450	
Restricted stock		44	
Diluted earnings	$ 18,203	16,069	$ 1.13
	For the year ended December 31, 2001		
Basic earnings	$ 14,760	16,126	$ 0.92
Stock options		280	
Restricted stock		47	
Diluted earnings	$ 14,760	16,453	$ 0.90

Bancorp, for the periods reported, had no reconciling items between net income and income available to common stockholders. Shares of 0, 171,000, and 572,000 having an antidilutive effect on earnings per share have been excluded from calculations in 2003, 2002 and 2001, respectively.

13. COMPREHENSIVE INCOME

The following table displays the components of other comprehensive income for the last three years:

(Dollars in thousands)	Year ended December 31, 2003	2002	2001
Net income as reported	$ 19,797	$ 18,203	$ 14,760
Unrealized gains (losses) on securities:			
Unrealized holding (losses) gains arising during the year	(2,528)	4,477	3,695
Tax benefit (provision)	994	(1,759)	(1,452)
Unrealized holding (losses) gains arising during the year, net of tax	(1,534)	2,718	2,243
Unrealized gains (losses) on derivative- cash flow hedges	246	(919)	-
Tax (provision) benefit	(97)	361	-
Unrealized gains (losses) on derivative- cash flow hedges, net of tax	149	(558)	-
Less: Reclassification adjustment for gains on sales of securities	(192)	-	-
Tax provision	75	-	-
Net realized gains, net of tax	(117)	-	-
Total comprehensive income	$ 18,295	$ 20,363	$ 17,003

14. CERTIFICATES OF DEPOSIT

Included in certificates of deposit are certificates in denominations of $100,000 or greater, totaling $130.6 million and $133.3 million at December 31, 2003 and 2002, respectively. Interest expense relating to certificates of deposit in denominations of $100,000 or greater was $4.7 million, $6.8 million and $6.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Maturity amounts on Bancorp's certificates of deposit include $226.2 million in 2003, $103.0 million in 2004, $26.1 million in 2005, $4.0 in 2006, and $11.3 million in 2007, with $.7 million due thereafter. Included in the maturity amounts are $7 million in variable rate certificates of deposit that reprice monthly with maturities in the first quarter of 2004.

15. EMPLOYEE BENEFIT PLANS

West Coast Bancorp employee benefits include a plan established under section 401(k) of the Internal Revenue Code for certain qualified employees (the "401(k) plan"). Employee contributions up to 15 percent of salaries under the Internal Revenue Code guidelines can be made under the 401(k) plan, of which Bancorp matches 50 percent of the employees' contributions up to a maximum of 6 percent of the employees' salary. Bancorp may also elect to make discretionary contributions to the plan. Employees vest immediately in their own contributions and earnings thereon and vest in Bancorp's contributions over five years of eligible service. Bancorp has merged previously acquired companies' plans into its own plan. Bancorp's expenses totaled $523,000, $491,000 and $395,000 for 2003, 2002, and 2001, respectively, none of which were discretionary.

Bancorp provides a non-qualified Deferred Compensation Plan for Directors and a non-qualified Deferred Compensation Plan for Executive Officers ("Deferred Compensation Plans") as supplemental benefit plans which permit directors and selected officers to elect to defer receipt of all or any portion of their future salary, bonus or directors' fees. In addition, the Deferred Compensation Plans restore benefits lost by employees under the 401(k) plan due to specified Internal Revenue Code restrictions on the maximum benefits that may be paid under those plans. All contributions are invested at the participants' direction among a variety of investment alternatives. Amounts contributed to these plans to restore benefits otherwise limited by the Internal Revenue Code restrictions have been included in the 401(k) plan contribution expense reported in the previous paragraph. A deferred compensation liability of $1.9 million and $1.4 million was accrued as of December 31, 2003 and 2002, respectively.

Bancorp has multiple deferred compensation contracts and supplemental executive retirement plans with former and current executives. The following table reconciles the accumulated liability for the benefit obligation of these contracts:

	Year ended December 31,	
(Dollars in thousands)	2003	2002
Beginning balance	$ 448	$ 391
Benefit expense	172	201
Benefit payments	(193)	(144)
Ending balance	$ 427	$ 448

Bancorp's deferred compensation contracts and supplemental executive retirement plans are unfunded plans and have no plan assets. The benefit obligation represents the vested net present value of future payments to individuals under the deferred compensation contracts. Bancorp's deferred compensation benefit expense, as specified in the plans, for the entire year 2004 is expected to be $407,000. The benefits expected to be paid are presented in the following table:

(Dollars in thousands)	Benefits expected to be paid
2004	$ 96
2005	36
2006	36
2007	36
2008	89
2009 through 2013	799

16. STOCK PLANS

Bancorp's stock option plans include the 2002 Stock Incentive Plan (2002 Plan), 1999 Stock Option Plan (1999 Plan), the Combined 1991 Employee Stock Option Plan and Non-Qualified Stock Option Plan (1991 Plan), the 1995 Directors Stock Option Plan (1995 Plan), the 1989 and 1985 Non-Qualified Stock Option Plans and the 1989 and 1985 Qualified Stock Option Plans (1985 and 1989 Plans). At December 31, 2003, the 2002 Plan had 972,000 shares available for future grants. No additional grants may be made under plans other than the 2002 Plan.

All stock options have an exercise price that is equal to the fair market value of Bancorp's stock on the date the options were granted. Options granted under the 2002 Plan are generally exercisable over a three-year period. Options previously issued under the 1999 or prior plans are fully vested.

	2003 Common Shares	2003 Weighted Avg. Ex. Price	2002 Common Shares	2002 Weighted Avg. Ex. Price	2001 Common Shares	2001 Weighted Avg. Ex. Price
Balance, beginning of year	1,935,937	$ 11.53	1,768,126	$ 10.65	1,591,980	$ 10.55
Granted	277,530	16.47	364,895	14.71	500,890	10.45
Exercised	(290,920)	9.84	(164,159)	8.82	(137,587)	7.96
Forfeited	(53,749)	13.20	(32,925)	12.80	(187,157)	11.34
Balance, end of year	1,868,798	$ 12.48	1,935,937	$ 11.53	1,768,126	$ 10.65
Exercisable, end of year	1,279,856		1,179,215		1,048,653	
Avg. fair value of options granted		$ 3.40		$ 3.25		$ 3.75

As of December 31, 2003, outstanding stock options consist of the following:

Exercise Price Range	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Life	Options Exercisable	Weighted Avg. Exercise Price
$ 4.42 - $ 9.20	428,273	$ 8.77	5.60	425,918	$ 8.77
9.26 - 10.28	394,380	10.18	7.15	266,194	10.14
10.71 - 14.60	322,371	12.79	5.21	318,857	12.78
14.67 - 15.64	367,220	14.80	8.00	154,113	14.93
16.24 - 21.18	356,554	16.81	8.14	114,774	17.39
Total	1,868,798	$ 12.48	6.82	1,279,856	$ 11.57

16. STOCK PLANS, (Continued)

Bancorp accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. See footnote 1, " Summary of significant accounting policies", for further information.

The average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following table presents the assumptions used in the fair value calculation:

	Non-Qualified Director Options			Employee Options		
	2003	2002	2001	2003	2002	2001
Risk Free interest rates	2.95%	4.52%	4.74%	2.32%-3.21%	2.70%-4.77%	4.02%-5.09%
Expected dividend	1.80%	2.25%	1.99%	1.80%	2.25%	1.99%
Expected lives, in years	5	5	5	5	5	5
Expected volatility	23%	23%	41%	23%	23%	41%

Bancorp grants restricted stock periodically as a part of the 2002 Plan for the benefit of employees and directors. At December 31, 2003, there were 113,000 shares authorized for restricted stock grants under this plan and 11,597 shares remained available for restricted stock grants. Restricted stock grants are made at the discretion of the Board of Directors, except with regard to grants to Bancorp's Section 16 officers, which are made at the discretion of the Board's Compensation and Personnel Committee. Restricted shares issued currently vest over three years. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently three years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, and have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the years ended December 31, 2003, 2002 and 2001:

	2003 Restricted Shares	Average Market Price at Grant	2002 Restricted Shares	Average Market Price at Grant	2001 Restricted Shares	Average Market Price at Grant
Balance, beginning of year	86,359		115,166		140,598	
Granted	77,650	$ 16.45	24,700	$ 15.25	34,150	$ 12.50
Forfeited/vested	(59,759)		(53,507)		(59,582)	
Balance, end of year	104,250		86,359		115,166	

The balance of unearned compensation related to these restricted shares as of December 31, 2003 and 2002 was $1.24 million and $.7 million respectively. Total compensation and professional expense recognized for the restricted shares granted to employees and directors was $679,000, $566,000 and $582,000 in 2003, 2002 and 2001, respectively.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in Bancorp's balance sheet are cash, federal funds sold or purchased, debt and equity securities, loans, demand, savings and other interest-bearing deposits, notes and debentures. Examples of financial instruments which are not included in the Bancorp balance sheet are commitments to extend credit and standby letters of credit.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

Accounting standards require the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value.

Bancorp has estimated fair value based on quoted market prices where available. In cases where quoted market prices were not available, fair values were based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques that utilize assumptions which are highly subjective and judgmental in nature. Subjective factors include, among other things, estimates of cash flows, the timing of cash flows, risk and credit quality characteristics and interest rates. Accordingly, the results may not be precise, and modifying the assumptions may significantly affect the values derived. In addition, fair values established utilizing alternative valuation techniques may or may not be substantiated by comparison with independent markets. Further, fair values may or may not be realized if a significant portion of the financial instruments were sold in a bulk transaction or a forced liquidation. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of Bancorp.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - The carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank owned life insurance – The carrying amount is the cash surrender value of all policies.

Deposit Liabilities - The fair value of demand deposits, savings accounts and other deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings - The carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.

Long-term borrowings - The fair value of the long-term borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

Junior subordinated debentures and mandatorily redeemable trust preferred securities - The carrying amount for the variable rate junior subordinated debentures and trust preferred securities is a reasonable estimate of fair value given the quarterly repricing characteristics. The fair value of the fixed rate junior subordinated debentures and trust preferred securities approximates the pricing of a preferred security offering at current market prices.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees - The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the borrower or us, they only have value to the borrower and us. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the following tables.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of financial instruments at December 31, 2003 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 63,504	$ 63,504
Trading assets	991	991
Investment securities	321,970	321,970
Net Loans (net of allowance for loan losses and including loans held for sale)	1,207,479	1,226,483
Bank owned life insurance	18,062	18,062
FINANCIAL LIABILITIES:		
Deposits	$ 1,404,859	$ 1,407,619
Short-term borrowings	5,027	5,027
Long-term borrowings	78,000	82,190
Junior subordinated debentures-variable	12,500	12,500
Junior subordinated debentures-fixed	7,500	7,542
Derivative instruments - Swaps	748	748

The estimated fair values of financial instruments at December 31, 2002 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 57,733	$ 57,733
Trading assets	967	967
Investment securities	266,407	266,407
Net Loans (net of allowance for loan losses and including loans held for sale)	1,154,001	1,202,099
Bank owned life insurance	1,757	1,757
FINANCIAL LIABILITIES:		
Deposits	$ 1,266,453	$ 1,272,281
Short-term borrowings	9,902	9,902
Long-term borrowings	98,000	103,392
Mandatorily redeemable trust preferred securities - variable	12,500	12,500
Derivative instruments - Swaps	957	957

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments held or issued for lending-related purposes.

The Bank has financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. As of December 31, 2003, outstanding commitments consist of the following:

(Dollars in thousands)		Contract or Notional Amount
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit		
Real estate secured for commercial construction or land development	$	65,144
Revolving open-end lines secured by 1-4 family residential properties		94,881
Credit card lines		29,121
Other		233,237
Standby letters of credit and financial guarantees		4,160
Total	$	426,543

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments may expire without being drawn upon, therefore the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee a customer's performance or payment to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Interest rates on residential one- to -four family mortgage loan applications are typically rate locked during the application stage for periods ranging from 15 to 45 days, the most typical period being 30 days. These loans are locked with various qualified investors under a best-efforts delivery program. The Company makes every effort to deliver these loans before their rate locks expire. This arrangement generally requires the Bank to deliver the loans prior to the expiration of the rate lock. Delays in funding the loans can require a lock extension. The cost of a lock extension at times is borne by the borrower and at times by the Bank. These lock extension costs paid by the Company are not expected to have a material impact to operations. This activity is managed daily.

Financial instruments held or issued for asset and liability management purposes.

Bancorp currently uses single interest-rate swaps to convert its variable rate trust preferred securities to fixed rates. These swaps have been entered into concurrently with the issuance of the trust preferred securities. These swaps are accounted for as cash flow hedges under SFAS No. 133. The swaps possess a term equal to the non-callable term of the trust preferred securities, with a fixed pay rate and a receive rate indexed to rates paid on the trust preferred securities and a notional amount equal to the amount of the trust preferred securities being hedged. The specific terms and notional amount of the swaps exactly match those of the trust preferred securities being hedged with the exception that the trust preferred securities have an interest rate cap of 12.5%. As such the swaps are not considered to be 100% effective and changes in the fair value of the hedge are recorded in other comprehensive income and the measure of the ineffective portion is recorded in other expense on the statement of income. For the years ended December 31, 2003 and 2002 the expense recognized for hedge ineffectiveness was $37,000 and $39,000, respectively. The floating rate combined with the cash flow hedge created a synthetic fixed rate debt instrument. The unrealized loss on the cash flow hedge approximated the unrealized loss the Company would have incurred if it had issued a fixed rate debt instrument.

The notional amount of the swaps is $12.5 million at December 31, 2003. These swaps have a term of 5 years expiring June 2007 and December 2006, respectively. The Company intends to use the swaps as a hedge of the related debt for 5 years. The periodic settlement date of the swap results in reclassifying as earnings the gains or losses that are reported in accumulated other comprehensive income. The estimated amount of existing unrealized gains that will be reclassified into earnings in 2004 is approximately $277,000. The fair value of Bancorp's swaps recorded in other liabilities was $748,000 at December 31, 2003 and $957,000 at December 31, 2002.

19. PARENT COMPANY ONLY FINANCIAL DATA

The following sets forth the condensed financial information of West Coast Bancorp on a stand-alone basis:

WEST COAST BANCORP
UNCONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2003	2002
Assets:		
Cash and cash equivalents	$ 10,514	$ 5,104
Investment in subsidiaries	151,796	142,815
Other assets	619	-
Total assets	$ 162,929	$ 147,919
Liabilities and stockholders' equity:		
Junior subordinated debentures	$ 20,000	$ 12,500
Other liabilities	2,876	2,032
Total liabilities	22,876	14,532
Stockholders' equity	140,053	133,387
Total liabilities and stockholders' equity	$ 162,929	$ 147,919

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (Dollars in thousands)	2003	2002	2001
Income:			
Cash dividends from subsidiaries	$ 10,000	$ 2,320	$ 12,384
Other income from the subsidiaries	7	94	56
Other income	10	10	1
Total income	10,017	2,424	12,441
Expenses:			
Interest expense	758	497	9
Other expense	-	2	7
Total expense	758	499	16
Income before income taxes and equity in undistributed earnings of the bank	9,259	1,925	12,425
Income tax expense (benefit)	286	158	(16)
Net income before equity in undistributed earnings of the bank	9,545	2,083	12,409
Equity in undistributed earnings of the bank	10,252	16,120	2,351
Net income	$ 19,797	$ 18,203	$ 14,760

19. PARENT COMPANY ONLY FINANCIAL DATA (Continued)

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF CASH FLOW

Year ended December 31 (Dollars in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 19,797	$ 18,203	$ 14,760
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(10,252)	(16,120)	(2,351)
(Increase) decrease in other assets	(619)	3,211	(2,730)
Increase in other liabilities	844	625	138
Tax benefit associated with stock options	732	301	185
Net cash provided by operating activities	10,502	6,220	10,002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of junior subordinated debentures	7,500	7,500	5,000
Net proceeds from issuance of common stock	2,349	1,148	813
Repurchase of common stock	(10,461)	(13,081)	(6,597)
Dividends paid and cash paid for fractional shares	(4,928)	(4,699)	(4,465)
Other, net	448	565	306
Net cash used in financing activities	(5,092)	(8,567)	(4,943)
Net increase (decrease) in cash and cash equivalents	5,410	(2,347)	5,059
Cash and cash equivalents at beginning of year	5,104	7,451	2,392
Cash and cash equivalents at end of year	$ 10,514	$ 5,104	$ 7,451

20. SEGMENT AND RELATED INFORMATION

Bancorp accounts for intercompany fees and services at an estimated fair value according to regulatory requirements for the service provided. Intercompany items relate primarily to the use of accounting, human resources, data processing and marketing services provided by the Parent Company. All other accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning Bancorp's reportable segments and the reconciliation to Bancorp's consolidated results is shown in the following table. The "Other" column includes Bancorp's Trust operations and corporate related items including support services such as accounting, human resources, data processing and marketing. Investment in subsidiaries is netted out of the presentations below. The "Intersegment" column identifies the intersegment activities of revenues, expenses and other assets, between the "Banking" and "Other" segment.

(Dollars in thousands)	As of and for the year ended December 31, 2003			
	Banking	Other	Intersegment	Consolidated
Interest income	$ 89,601	$ 91	$ (14)	$ 89,678
Interest expense	19,895	758	(14)	20,639
Net interest income (expense)	69,706	(667)	-	69,039
Provision for loan loss	3,800	-	-	3,800
Noninterest income	20,405	1,886	(245)	22,046
Noninterest expense	56,401	1,994	(245)	58,150
Income (loss) before income taxes	29,910	(775)	-	29,135
Provision (benefit) for income taxes	9,637	(299)	-	9,338
Net income (loss)	$ 20,273	$ (476)	$ -	$ 19,797
Depreciation and amortization	$ 3,180	$ 4	$ -	$ 3,184
Assets	$ 1,660,072	$ 14,632	$ (11,822)	$ 1,662,882
Loans, net	$ 1,202,750	$ -	$ -	$ 1,202,750
Deposits	$ 1,416,287	$ -	$ (11,428)	$ 1,404,859
Equity	$ 148,490	$ (8,437)	$ -	$ 140,053

(Dollars in thousands)	As of and for the year ended December 31, 2002			
	Banking	Other	Intersegment	Consolidated
Interest income	$ 95,937	$ 684	$ (593)	$ 96,028
Interest expense	28,139	986	(593)	28,532
Net interest income (expense)	67,798	(302)	-	67,496
Provision for loan loss	4,979	-	-	4,979
Noninterest income	17,161	1,688	(155)	18,694
Noninterest expense	52,467	1,706	(155)	54,018
Income (loss) before income taxes	27,513	(320)	-	27,193
Provision (benefit) for income taxes	9,120	(130)	-	8,990
Net income (loss)	$ 18,393	$ (190)	$ -	$ 18,203
Depreciation and amortization	$ 3,582	$ 1	$ -	$ 3,583
Assets	$ 1,530,746	$ 7,940	$ (6,359)	$ 1,532,327
Loans, net	$ 1,143,077	$ 12,887	$ (12,887)	$ 1,143,077
Deposits	$ 1,272,467	$ -	$ (6,014)	$ 1,266,453
Equity	$ 139,702	$ (6,315)	$ -	$ 133,387

20. SEGMENT AND RELATED INFORMATION (Continued)

(Dollars in thousands)

As of and for the year ended December 31, 2001

	Banking	Other	Intersegment	Consolidated
Interest income	$ 100,179	$ 164	$ (66)	$ 100,277
Interest expense	40,619	19	(66)	40,572
Net interest income	59,560	145	-	59,705
Provision for loan loss	3,282	-	-	3,282
Noninterest income	15,431	1,750	(150)	17,031
Noninterest expense	50,515	1,634	(150)	51,999
Income before income taxes	21,194	261	-	21,455
Provision for income taxes	6,594	101	-	6,695
Net income	$ 14,600	$ 160	$ -	$ 14,760
Depreciation and amortization	$ 4,076	$ 1	$ -	$ 4,077
Assets	$ 1,434,315	$ 10,230	$ (8,844)	$ 1,435,701
Loans, net	$ 1,069,798	$ 5,155	$ (5,155)	$ 1,069,798
Deposits	$ 1,179,772	$ -	$ (8,339)	$ 1,171,433
Equity	$ 121,492	$ 7,298	$ -	$ 128,790

21. QUARTERLY FINANCIAL INFORMATION (unaudited)

(Dollars in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
2003				
Interest income	$ 22,548	$ 22,523	$ 22,209	$ 22,399
Interest expense	5,850	5,289	4,874	4,627
Net interest income	16,698	17,234	17,335	17,772
Provision for loan loss	850	850	875	1,225
Noninterest income	4,982	5,840	5,794	5,429
Noninterest expense	13,684	14,827	14,847	14,792
Income before income taxes	7,146	7,397	7,407	7,184
Provision for income taxes	2,427	2,398	2,362	2,150
Net income	$ 4,719	$ 4,999	$ 5,045	$ 5,034
Earnings per common share:				
Basic	$0.31	$0.33	$0.33	$0.34
Diluted	$0.30	$0.32	$0.32	$0.32

(Dollars in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
2002				
Interest income	$ 23,658	$ 23,859	$ 24,882	$ 23,629
Interest expense	7,599	7,013	7,504	6,416
Net interest income	16,059	16,846	17,378	17,213
Provision for loan loss	878	1,442	1,467	1,192
Noninterest income	5,215	4,510	4,264	4,705
Noninterest expense	13,964	13,087	13,183	13,784
Income before income taxes	6,432	6,827	6,992	6,942
Provision for income taxes	2,189	2,303	2,339	2,159
Net income	$ 4,243	$ 4,524	$ 4,653	$ 4,783
Earnings per common share:				
Basic	$0.27	$0.29	$0.30	$0.31
Diluted	$0.26	$0.28	$0.29	$0.30

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported on a timely basis. Our management has evaluated, with the participation and under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

No change in the Company's internal control over financial reporting occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning directors and executive officers of Bancorp required to be included in this item is set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Management" in Bancorp's Proxy Statement for its 2004 Annual Meeting of Stockholders to be filed within 120 days of Bancorp's fiscal year end of December 31, 2003 (the "Proxy Statement"), and is incorporated into this report by reference.

Audit and Compliance Committee

Bancorp has a separately-designated standing Audit and Compliance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Compliance Committee are Steven Spence (Chair), Lloyd D. Ankeny, Duane C. McDougall, J. F. Ouderkirk, and Nancy Wilgenbusch, each of whom is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Audit Committee Financial Expert

Bancorp's Board of Directors has determined that Duane C. McDougall, an Audit and Compliance Committee member, is an audit committee financial expert as defined in Item 401(h) of Regulation S-K of the Exchange Act and is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Code of Ethics

We have adopted a code of ethics (the "Code of Ethics"), for our CEO, CFO principal accounting officer, and persons performing similar functions, entitled the West Coast Bancorp Code of Ethics for Senior Financial Officers. The Code of Ethics is available on our website at www.wcb.com under the tab for investor relations. Stockholders may request a free copy of the Code of Ethics from:

West Coast Bancorp
Attention: Secretary
5335 S.W. Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive and director compensation required by this item is set forth under the headings "Executive Compensation," "Management" and "Election of Directors – Compensation of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK HOLDER MATTERS

Information concerning the security ownership of certain beneficial owners and management required by this item is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated into this report by reference.

Equity Compensation Plan Information

Information concerning Bancorp's equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, required by this item is set forth under the heading "Executive Compensation— Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions required by this item is set forth under the heading "Transactions with Management" in the Proxy Statement and is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning fees paid to our accountants required by this item is included under the heading "Independent Auditors— Fees Paid to Independent Auditors" in the Proxy Statement and is incorporated into this report by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) **Financial Statements:**

The financial statements and related documents listed in the Index set forth in Item 8 of this report are filed as part of this report.

(2) **Financial Statements Schedules:**

All other schedules to the consolidated financial statements are omitted because they are not applicable or not material or because the information is included in the consolidated financial statements or related notes in Item 8 above.

(3) **Exhibits:**

Exhibits to this report are listed in the Index to Exhibits immediately following the signature page.

(b) **Reports on Form 8-K:**

During the three months ended December 31, 2003, Bancorp filed a current report on Form 8-K dated October 20, 2003, reporting a temporary suspension of trading by employees related to a black-out period under Bancorp's 401(k) Plan.

(c) **Exhibits:**

The response to this portion of Item 15 is submitted as a separate section of this report entitled "Index to Exhibits."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th day of February, 2004.

WEST COAST BANCORP

(Registrant)

By: /s/ Robert D. Sznewajs
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 24th day of February, 2004.

Principal Executive Officer:
/s/ Robert D. Sznewajs — President and CEO and Director
Robert D. Sznewajs

Principal Financial Officer:
/s/ Anders Giltvedt — Executive Vice President and Chief Financial Officer
Anders Giltvedt

Principal Accounting Officer:
/s/ Kevin M. McClung — Vice President and Controller
Kevin M. McClung

Remaining Directors:
/s/ Lloyd D. Ankeny
Lloyd D. Ankeny, Chairman

/s/ Michael J. Bragg
Michael J. Bragg

/s/ William B. Loch
William B. Loch

/s/ Jack E. Long
Jack E. Long

/s/ Duane C. McDougall
Duane C. McDougall

/s/ Steven Oliva
Steven Oliva

/s/ J.F. Ouderkirk
J.F. Ouderkirk

/s/ Steven Spence
Steven Spence

/s/ Nancy Wilgenbusch
Nancy Wilgenbusch

INDEX TO EXHIBITS

Exhibit No.	Exhibit
3.1	Restated Articles of Incorporation.
3.2	Restated Bylaws.
4	The Company has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish instruments relating to such indebtedness to the Commission upon its request.
10.1	Form of Indemnification Agreement for all directors and executive officers. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.*
10.2	Change in Control Agreement between the Company and Robert D. Sznewajs dated January 1, 2004.*
10.3	Change in Control Agreement between the Company and Anders Giltvedt dated January 1, 2004.*
10.4	Change in Control Agreement between the Company and Xandra McKeown dated January 1, 2004.*
10.5	Change in Control Agreement between the Company and James D. Bygland dated January 1, 2004.*
10.6	Change in Control Agreement between the Company and David Prysock dated January 1, 2004.*
10.7	401(k) Profit Sharing Plan. Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-01649) filed March 12, 1996.*
10.8	Directors' Deferred Compensation Plan. Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-104835) filed April 30, 2003 (the "April 2003 S-8").*
10.9	Executives' Deferred Compensation Plan. Incorporated by reference to Exhibit 4.4 to the April 2003 S-8.*
10.10	Combined 1991 Incentive Stock Option Plan and 1991 Nonqualified Stock Option Plan. Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-01651) filed March 12, 1996.*
10.11	Directors' Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 033-60259) filed June 15, 1995 (the "1995 S-8").*
10.12	Incentive Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.3 and 99.4 to the 1995 S-8.*
10.13	Nonqualified Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.5 and 99.6 to the 1995 S-8.*
10.14	1999 Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-86113) filed August 30, 1999.*
10.15	2000 Restricted Stock Plan. Incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-35208) filed April 20, 2000.*
10.16	1999 Director Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-35318) filed April 21, 2000.*
10.17	2002 Stock Incentive Plan and Forms of Option Agreement and Restricted Stock Agreement. Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.*
10.18	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Robert D. Sznewajs dated August 1, 2003.*
10.19	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Anders Giltvedt dated August 1, 2003.*

---

*Indicates a management contract or compensatory plan, contract or arrangement.

INDEX TO EXHIBITS (continued)

10.20	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Xandra McKeown dated August 1, 2003.*
10.21	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and James D. Bygland dated August 1, 2003.*
10.22	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and David Prysock dated August 1 2003.*
21	Subsidiaries of the Company.
23	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer under Rule 13(a)-14(a).
31.2	Certification of Chief Financial Officer under Rule 13(a)-14(a).
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 18 U.S.C. Section 1350.

---

*Indicates a management contract or compensatory plan, contract or arrangement.

Exhibit 31.1

Certification of Chief Executive Officer

I, Robert D. Sznewajs, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 24, 2004

/s/ Robert D. Sznewajs
President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Anders Giltvedt, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 24, 2004

/s/ Anders Giltvedt
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert D. Sznewajs
President and Chief Executive Officer
February 24, 2004

/s/ Anders Giltvedt
Executive Vice President and Chief Financial Officer
February 24, 2004

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-104835, 333-104458, 333-88382, 333-35318, 333-35208, 333-86113, 333-09721, 333-01649, 333-01651 and 033-60259 of West Coast Bancorp on Form S-8 of our report dated February 23, 2004 appearing in the Annual Report on Form 10-K of West Coast Bancorp for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 25, 2004



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